Exhibit 99.2

Teck Resources Limited

Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021

Management’s Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinion in the Report of Independent Registered Public Accounting Firm.
Jonathan H. Price
Chief Executive Officer
Crystal J. Prystai
Senior Vice President and Chief Financial Officer
February 18, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Teck Resources Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Teck Resources Limited and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting, appearing in Management’s Discussion and Analysis. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as

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well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Steelmaking Coal Goodwill Impairment Test
As described in Notes 3, 4, 8, and 17 to the consolidated financial statements, management performs its annual impairment test of its steelmaking coal goodwill as of October 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. The total carrying value of the steelmaking coal goodwill as of December 31, 2022 was $702 million. An impairment loss exists if the steelmaking coal operations group of cash generating units’ (the steelmaking coal CGU) carrying amount, including goodwill, exceeds its recoverable amount. Management used a discounted cash flow model to determine the recoverable amount of the steelmaking coal CGU. The recoverable amount determined by management was approximately equal to the carrying value of the steelmaking coal CGU, and as a result, no impairment loss was recognized. Significant assumptions are used in the discounted cash flow model, which include: commodity prices, mineral reserves and resources, mine production, operating costs, capital expenditures, the discount rate, and foreign exchange rates. The Company’s mineral reserves and resources have been prepared by or under the supervision of qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the steelmaking coal goodwill impairment test is a critical audit matter are (i) significant judgment by management when determining the recoverable amount of the steelmaking coal CGU; (ii) management’s specialists were used to prepare the mineral reserves and resources; (iii) a high degree of auditor judgment, subjectivity and effort was required in performing procedures to evaluate significant assumptions used in the discounted cash flow model, relating to commodity prices, mineral reserves and resources, mine production, operating costs, capital expenditures, the discount rate and foreign exchange rates; and (iv) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s steelmaking coal goodwill impairment test, including controls over the determination of the recoverable amount of the steelmaking coal CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount of the steelmaking coal CGU, including evaluating the appropriateness of the discounted cash flow model, testing the completeness and accuracy of underlying data and evaluating the reasonableness of the significant assumptions used in the discounted cash flow model. Evaluating the reasonableness of management’s assumptions involved considering their consistency with (i) external market and industry data for commodity prices and foreign exchange rates and (ii) recent actual results, market data and, when available, other third party information, for mine production, operating costs and capital expenditures. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of mineral reserves and resources. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of the data used by management’s specialists and an evaluation of their findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

Quebrada Blanca Goodwill Impairment Test
As described in Notes 3, 4, 8, and 17 to the consolidated financial statements, management performs its annual impairment test of its Quebrada Blanca goodwill as of October 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. The total carrying value of the Quebrada Blanca goodwill as of December 31, 2022 was $416 million. An impairment loss exists if the Quebrada Blanca cash generating unit’s (QB CGU) carrying amount, including goodwill, exceeds its recoverable amount. Management used a discounted cash flow model to determine the recoverable amount of the QB CGU. The recoverable amount determined by management exceeded the carrying value of the QB CGU, and as a result, no impairment loss was recognized. Significant assumptions are used in the discounted cash flow model, which include: commodity prices, mineral reserves and resources, mine production, operating costs, capital expenditures, and the discount rate. The Company’s mineral reserves and resources and estimates of capital expenditures for the QB CGU have been prepared by or under the supervision of qualified persons and management’s experts (management’s specialists).

The principal considerations for our determination that performing procedures relating to the Quebrada Blanca goodwill impairment test is a critical audit matter are (i) significant judgment by management when determining the recoverable amount of the QB CGU; (ii) management’s specialists were used to prepare the reserves and resources and estimates of capital expenditures; and (iii) a high degree of auditor judgment, subjectivity and effort was required in performing procedures to evaluate significant assumptions used in the discounted cash flow model, relating to commodity prices, mineral reserves and resources, mine production, operating costs, capital expenditures and the discount rate; and (iv) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s QB CGU goodwill impairment test, including controls over the determination of the recoverable amount of the QB CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount of the QB CGU, including evaluating the appropriateness of the discounted cash flow model, testing the completeness and accuracy of underlying data and evaluating the reasonableness of the significant assumptions used in the discounted cash flow model. Evaluating the reasonableness of management’s assumptions involved considering their consistency with (i) external market and industry data for commodity prices; (ii) recent actual capital expenditures incurred and the work of management’s specialists for capital expenditures; and (iii) market and industry data and, when available, other third party information for operating costs and mine production. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of mineral reserves and resources, and management’s estimates of capital expenditures. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of the data used by management’s specialists and an evaluation of their findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

Impairment Test of the Trail CGU
As described in Notes 3, 4, and 8 to the consolidated financial statements, the carrying amounts of non-current assets are reviewed for impairment whenever facts and circumstances indicate that the recoverable amounts may be less than the carrying amounts. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less cost of disposal (FVLCD) and its value in use. As of December 31, 2022 management identified indicators of impairment related to the Trail cash generating unit (Trail CGU) and as a result, performed an impairment test. Management used a discounted cash flow model to determine the recoverable amount based on FVLCD of the Trail CGU. The recoverable amount as of December 31,

2022 of $1.2 billion approximated the carrying value, and as a result, no impairment loss was recorded for the year then ended. In determining the recoverable amount, management used significant assumptions such as: zinc prices, smelter production, operating costs, capital expenditures, treatment charges, zinc premiums, the discount rate and foreign exchange rates.

The principal considerations for our determination that performing procedures relating to the impairment test of the Trail CGU is a critical audit matter are (i) significant judgment by management when determining the recoverable amount of the Trail CGU; (ii) a high degree of auditor judgment, subjectivity and effort was required in performing procedures to evaluate significant assumptions used in the discounted cash flow model relating to zinc prices, smelter production, operating costs, capital expenditures, treatment charges, zinc premiums, the discount rate and foreign exchange rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment test, including controls over the determination of the recoverable amount of the Trail CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount of the Trail CGU, including evaluating the appropriateness of the discounted cash flow model, testing the completeness and accuracy of underlying data and evaluating the reasonableness of the significant assumptions used in the discounted cash flow model. Evaluating the reasonableness of management’s assumptions involved considering their consistency with (i) external market and industry data for zinc prices, treatment charges, zinc premiums and foreign exchange rates and (ii) recent actual results, market data and, when available, other third party information for smelter production, operating costs and capital expenditures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
February 18, 2023
We have served as the Company's auditor since 1964.

Teck Resources Limited
Consolidated Statements of Income
Years ended December 31

(CAD$ in millions, except for share data)	2022	2021
Revenue (Note 6)	$17,316	$12,766
Cost of sales	(8,745)	(7,552)
Gross profit	8,571	5,214
Other operating income (expenses)
General and administration	(236)	(172)
Exploration	(90)	(65)
Research and innovation	(157)	(129)
Impairment reversal (Note 8(a))	—	215
Other operating income (expense) (Note 9)	(1,102)	(80)
Profit from operations	6,986	4,983
Finance income (Note 10)	53	5
Finance expense (Note 10)	(203)	(190)
Non-operating income (expense) (Note 11)	(275)	(107)
Share of profit (loss) of associates and joint ventures (Note 15)	4	(3)
Profit from continuing operations before taxes	6,565	4,688
Provision for income taxes (Note 22(a))	(2,495)	(1,518)
Profit from continuing operations	4,070	3,170
Loss from discontinued operations (Note 5(a))	(772)	(255)
Profit for the year	$3,298	$2,915

Profit attributable to:
Shareholders of the company	$3,317	$2,868
Non-controlling interests	(19)	47
Profit for the year	$3,298	$2,915

Earnings per share from continuing operations
Basic	$7.77	$5.87
Diluted	$7.63	$5.78
Earnings (loss) per share from discontinued operations
Basic and diluted	$(1.47)	$(0.48)
Earnings per share (Note 25(f))
Basic	$6.30	$5.39
Diluted	$6.19	$5.31
Weighted average shares outstanding (millions)	526.7	532.3
Weighted average diluted shares outstanding (millions)	535.9	540.3
Shares outstanding at end of year (millions)	513.7	534.2
The accompanying notes are an integral part of these financial statements.

Teck Resources Limited
Consolidated Statements of Comprehensive Income
Years ended December 31

(CAD$ in millions)	2022	2021
Profit for the year	$3,298	$2,915

Other comprehensive income for the year
Items that may be reclassified to profit
Currency translation differences (net of taxes of $9 and $(2))	826	(43)
Change in fair value of debt securities (net of taxes of $nil and $nil)	(3)	(2)
Share of other comprehensive income of associates and joint ventures	1	—
	824	(45)
Items that will not be reclassified to profit
Change in fair value of marketable equity securities (net of taxes of $(14) and $1)	96	(4)
Remeasurements of retirement benefit plans (net of taxes of $13 and $(91))	(45)	171
	51	167
Total other comprehensive income for the year	875	122
Total comprehensive income for the year	$4,173	$3,037

Total comprehensive income attributable to:
Shareholders of the company	4,132	2,994
Non-controlling interests	41	43
	$4,173	$3,037

Total comprehensive income (loss) attributable to shareholders of the company from:
Continuing operations	4,904	3,249
Discontinued operations	(772)	(255)
	$4,132	$2,994
The accompanying notes are an integral part of these financial statements.

Teck Resources Limited
Consolidated Statements of Cash Flows
Years ended December 31

(CAD$ in millions)	2022	2021
Operating activities
Profit for the year from continuing operations	$4,070	$3,170
Depreciation and amortization	1,674	1,487
Provision for income taxes	2,495	1,518
Impairment reversal	—	(215)
Loss on debt redemption or purchase	58	—
Net finance expense	150	185
Income taxes paid	(1,217)	(849)
Remeasurement of decommissioning and restoration provisions for closed operations	83	35
QB2 variable consideration to IMSA and ENAMI	188	141
Other	147	185
Net change in non-cash working capital items	(107)	(884)
Net cash provided by continuing operating activities	7,541	4,773
Net cash provided by (used in) discontinued operating activities	442	(35)
	7,983	4,738
Investing activities
Expenditures on property, plant and equipment	(4,423)	(3,966)
Capitalized production stripping costs	(1,042)	(667)
Expenditures on investments and other assets	(199)	(160)
Proceeds from investments and assets	113	54
Net cash used in continuing investing activities	(5,551)	(4,739)
Net cash used in discontinued investing activities	(129)	(80)
	(5,680)	(4,819)
Financing activities
Proceeds from debt	569	1,639
Revolving credit facilities	—	(335)
Redemption, purchase or repayment of debt	(1,323)	(155)
Repayment of lease liabilities	(138)	(130)
QB2 advances from SMM/SC	899	326
Interest and finance charges paid	(459)	(380)
Issuance of Class B subordinate voting shares	234	50
Purchase and cancellation of Class B subordinate voting shares	(1,392)	—
Dividends paid	(532)	(106)
Contributions from non-controlling interests	307	113
Distributions to non-controlling interests	(78)	(57)
Other liabilities	(46)	120
Net cash provided by (used in) continuing financing activities	(1,959)	1,085
Net cash used in discontinued financing activities	(31)	(29)
	(1,990)	1,056
Increase in cash and cash equivalents	313	975
Cash balance related to assets held for sale	(35)	—
Effect of exchange rate changes on cash and cash equivalents	178	2
Cash and cash equivalents at beginning of year	1,427	450
Cash and cash equivalents at end of year	$1,883	$1,427

Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these financial statements.

Teck Resources Limited
Consolidated Balance Sheets
As at December 31

(CAD$ in millions)	2022	2021
ASSETS
Current assets
Cash and cash equivalents (Note 12)	$1,883	$1,427
Current income taxes receivable	92	6
Trade and settlement receivables	1,527	1,981
Inventories (Note 13)	2,685	2,390
Prepaids and other current assets	540	299
Assets held for sale (Note 5(a))	1,566	—
	8,293	6,103
Non-current assets held for sale (Note 5(b)(c))	173	—
Financial and other assets (Note 14)	1,466	1,571
Investments in associates and joint ventures (Note 15)	1,139	1,060
Property, plant and equipment (Note 16)	40,095	37,382
Deferred income tax assets (Note 22(b))	75	161
Goodwill (Note 17)	1,118	1,091
	$52,359	$47,368
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities (Note 18)	$4,367	$3,255
Current portion of debt (Note 19)	616	213
Current portion of lease liabilities (Note 20(c))	132	127
Current income taxes payable	104	165
Liabilities associated with assets held for sale (Note 5(a))	645	—
	5,864	3,760
Debt (Note 19)	6,551	7,161
Lease liabilities (Note 20(c))	439	567
QB2 advances from SMM/SC (Note 21)	2,279	1,263
Deferred income tax liabilities (Note 22(b))	6,778	5,973
Retirement benefit liabilities (Note 23(a))	420	517
Provisions and other liabilities (Note 24)	3,517	4,354
	25,848	23,595
Equity
Attributable to shareholders of the company	25,473	23,005
Attributable to non-controlling interests (Note 26)	1,038	768
	26,511	23,773
	$52,359	$47,368

Contingencies (Note 27)
Commitments (Note 28)

The accompanying notes are an integral part of these financial statements.

Approved on behalf of the Board of Directors

/s/Una M. Power	/s/Tracey L. McVicar
Una M. Power	Tracey L. McVicar
Chair of the Audit Committee	Director

Teck Resources Limited
Consolidated Statements of Changes in Equity
Years ended December 31

(CAD$ in millions)	2022	2021
Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of year	6,201	6,134
Share repurchases (Note 25(h))	(374)	—
Issued on exercise of options	306	67
End of year	6,133	6,201
Retained earnings
Beginning of year	16,343	13,410
Profit for the year attributable to shareholders of the company	3,317	2,868
Dividends paid (Note 25(g))	(532)	(106)
Share repurchases (Note 25(h))	(1,018)	—
Remeasurements of retirement benefit plans	(45)	171
End of year	18,065	16,343
Contributed surplus
Beginning of year	253	242
Share option compensation expense (Note 25(c))	26	28
Transfer to Class B subordinate voting shares on exercise of options	(72)	(17)
End of year	207	253
Accumulated other comprehensive income attributable to shareholders of the company (Note 25(e))
Beginning of year	202	247
Other comprehensive income	815	126
Less remeasurements of retirement benefit plans recorded in retained earnings	45	(171)
End of year	1,062	202
Non-controlling interests (Note 26)
Beginning of year	768	669
Profit (loss) for the year attributable to non-controlling interests	(19)	47
Other comprehensive income (loss) attributable to non-controlling interests	60	(4)
Contributions from non-controlling interests	307	113
Distributions to non-controlling interests	(78)	(57)
End of year	1,038	768
Total equity	$26,511	$23,773
The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements
Years ended December 31, 2022 and 2021

1.    Nature of Operations

Teck Resources Limited and its subsidiaries (Teck, we, us or our) are engaged in mining and related activities including research, exploration and development, processing, smelting, refining and reclamation. Our major products are copper, zinc, and steelmaking coal. We also produce lead, precious metals, molybdenum, fertilizers and other metals. Metal products are sold as refined metals or concentrates.

Teck is a Canadian corporation and our registered office is at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0B3.

2.    Basis of Preparation and New IFRS Pronouncements

a) Basis of Preparation

These annual consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and were approved by the Board of Directors on February 18, 2023.

b) New IFRS Pronouncements

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates, including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

Term Secured Overnight Financing Rate (Term SOFR) was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for USD London Interbank Offered Rate (LIBOR) based loans. Term SOFR is expected to be economically equivalent to LIBOR, allowing for use of the practical expedient under IFRS 9. Our QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR.

For the year ended December 31, 2022, we transitioned our sustainability-linked revolving credit facility to Term SOFR. This did not affect our financial statements as this credit facility remains undrawn. We have not yet transitioned the remaining financial instruments that use the LIBOR settings that are currently scheduled to cease publication after June 30, 2023. We continue to work with our lenders on the replacement of the affected rates for our other significant financial instruments, which is not expected to result in a significant change to our financial statements, our interest rate risk management strategy or our interest rate risk.

Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use

We adopted the amendments to IAS 16, Property, Plant and Equipment on January 1, 2022 with retrospective application. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). On adoption, these amendments did not affect our financial results. These amendments will have an effect on the accounting related to the sale of products during the commissioning phase of QB2 in 2023.

2.    Basis of Preparation and New IFRS Pronouncements (continued)
Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concept when making judgments about accounting policy disclosures. The amendments are effective January 1, 2023, with early adoption permitted. Prospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

3.    Summary of Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

Basis of Presentation

Our consolidated financial statements include the accounts of Teck and all of its subsidiaries. Our significant operating subsidiaries include Teck Metals Ltd. (TML), Teck Alaska Incorporated (TAK), Teck Highland Valley Copper Partnership (Highland Valley Copper), Teck Coal Partnership (Teck Coal), Compañía Minera Teck Quebrada Blanca S.A. (QBSA or Quebrada Blanca) and Compañía Minera Teck Carmen de Andacollo (Carmen de Andacollo).

All subsidiaries are entities that we control, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when our existing rights give us the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All of our intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in full. For subsidiaries that we control but do not own 100% of, the net assets and net profit (loss) attributable to outside shareholders are presented as amounts attributable to non-controlling interests in the consolidated balance sheets and consolidated statements of income (loss) and comprehensive income (loss).

Certain of our business activities are conducted through joint arrangements. Our interests in joint operations include Galore Creek Partnership (Galore Creek, 50% share) and Fort Hills Energy L.P. (Fort Hills, 21.3% share), which operate in Canada and Antamina (22.5% share), which operates in Peru. We account for our interests in these joint operations by recording our share of the respective assets, liabilities, revenue, expenses and cash flows. We also have an interest in a joint venture, NuevaUnión SpA (NuevaUnión, 50% share), in Chile that we account for using the equity method (Note 15).

During the year ended December 31, 2022, we announced an agreement to sell our 21.3% interest in Fort Hills and associated downstream assets. As a result, we determined that Fort Hills met the criteria to be considered as assets held for sale. We have therefore classified the assets of Fort Hills as current assets held for sale, the liabilities of Fort Hills as current liabilities associated with assets held for sale and re-presented the operating results of Fort Hills as a single line item of loss from discontinued operations on the statement of income (Note 5(a)).

All dollar amounts are presented in Canadian dollars unless otherwise specified.

3.    Summary of Significant Accounting Policies (continued)

Interests in Joint Arrangements

A joint arrangement can take the form of a joint venture or joint operation. All joint arrangements involve a contractual arrangement that establishes joint control, which exists only when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. A joint operation is a joint arrangement in which we have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement in which we have rights to only the net assets of the arrangement.

Joint ventures are accounted for in accordance with the policy “Investments in Associates and Joint Ventures”. Joint operations are accounted for by recognizing our share of the assets, liabilities, revenue, expenses and cash flows of the joint operation in our consolidated financial statements.

Investments in Associates and Joint Ventures

Investments over which we exercise significant influence but do not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale. Investments in joint ventures, as determined in accordance with the policy “Interests in Joint Arrangements”, are also accounted for using the equity method.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for our proportionate share of the profit (loss), other comprehensive income (loss) and any other changes in the associate’s or joint venture’s net assets, such as further investments or dividends.

Our proportionate share of the associate’s or joint venture’s profit (loss) and other comprehensive income (loss) is based on its most recent financial statements. Adjustments are made to align any inconsistencies between our accounting policies and our associate’s or joint venture’s policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate or joint venture.

If our share of the associate’s or joint venture’s losses were equal to or exceeded our investment in the associate or joint venture, recognition of further losses would be discontinued. After our interest is reduced to zero, additional losses would be provided for and a liability recognized only to the extent that we have incurred legal or constructive obligations to provide additional funding or to make payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, we resume recognizing our share of those profits only when we have a positive interest in the entity.

At each balance sheet date, we consider whether there is objective evidence of impairment in associates and joint ventures. If there is such evidence, we determine the amount of impairment to record, if any, in relation to the associate or joint venture.

Foreign Currency Translation

The functional currency of each of our subsidiaries and our joint operations, joint ventures and associates is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the period end date exchange rates.

The functional currency of Teck, the parent entity, is the Canadian dollar, which is also the presentation currency of our consolidated financial statements.

Foreign operations are translated from their functional currencies, generally the U.S. dollar, into Canadian dollars on consolidation. Items in the statements of income (loss) and other comprehensive income (loss) are translated using weighted average exchange rates that reasonably approximate the exchange rate at the transaction date. Items on the balance sheet are translated at the closing spot exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar, and any offsetting exchange differences on debt used to hedge those assets, are recognized in a separate component of equity through other comprehensive income (loss).

Exchange differences that arise relating to long-term intra-group balances that form part of the net investment in a foreign operation are also recognized in this separate component of equity through other comprehensive income (loss).

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in a separate component of equity is recognized in the statement of income (loss).

3.    Summary of Significant Accounting Policies (continued)

Revenue

Our revenue consists of sales of copper, zinc and lead concentrates, steelmaking coal, refined zinc, lead and silver and blended bitumen. We also sell other by-products, including molybdenum concentrates, various refined specialty metals, chemicals and fertilizers. Our performance obligations relate primarily to the delivery of these products to our customers, with each separate shipment representing a separate performance obligation.

Revenue, including revenue from the sale of by-products, is recognized at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have a present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms and there is no unfulfilled obligation that could affect the customer’s acceptance of the product.

Base metal concentrates

For copper, zinc and lead concentrates, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by the customer. We sell a majority of our concentrates on commercial terms where we are responsible for providing freight services after the date at which control of the product passes to the customer. We are the principal to this freight performance obligation. A minority of zinc concentrate sales are made on consignment. For consignment transactions, control of the product transfers to the customer and revenue is recognized at the time the product is consumed in the customer’s process.

The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, revenue is recorded based on the estimated consideration to be received at the date of sale, with reference to relevant commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

Metal concentrate sales are billed based on provisional weights and assays upon the passage of control to the customer. The first provisional invoice is billed to the customer at the time of transfer of control. As final prices, weights and assays are received, additional invoices are issued and collected. In general, consideration is promptly collected from customers; however, the payment terms are customer-specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading or shortly after arrival at the destination port, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Steelmaking coal

For steelmaking coal, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by or directly contracted by the customer. For a majority of steelmaking coal sales, we are not responsible for the provision of shipping or product insurance after the transfer of control. For certain sales, we arrange shipping on behalf of our customers and are the agent to these shipping transactions.

Steelmaking coal is sold under spot or average pricing contracts. For spot price contracts, pricing is final when revenue is recognized. For average pricing contracts, the final pricing is determined based on quoted steelmaking coal price assessments over a specific period. Control of the goods may transfer and revenue may be recognized before, during or subsequent to the period in which final average pricing is determined. For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments. For average pricing contracts, adjustments are made to settlement receivables in subsequent periods based on published price assessments up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

3.    Summary of Significant Accounting Policies (continued)

Steelmaking coal sales are billed based on final quality and quantity measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized. The payment terms generally require prompt collection from customers; however, payment terms are customer-specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Refined metals

For sales of refined metals, control of the product transfers to the customer when the product is loaded onto a carrier accepted by the customer. For these products, loading generally coincides with the transfer of title.

Our refined metals are sold under spot or average pricing contracts. For spot sales contracts, pricing is final when revenue is recognized. For refined metal sales contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

We sell a portion of our refined metals on commercial terms where we are responsible for providing freight services after the date at which control of the product passes to the customer. We are the principal to this freight performance obligation.

Refined metal sales are billed based on final specification measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized.

In general, consideration is promptly collected from customers; however, the payment terms are customer-specific and subject to change based on market conditions and other factors.

Blended bitumen

For blended bitumen, control of the product generally transfers to the customer when the product passes the delivery point as specified in the contract, which normally coincides with title and risk transfer to the customer. The majority of our blended bitumen is sold under pricing arrangements where final prices are determined based on commodity price indices that are finalized at or near the date of sale. Payments for blended bitumen sales are usually due and settled within 30 days. Our revenue for blended bitumen is net of royalty payments to governments.

Financial Instruments

We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash is classified as a financial asset that is subsequently measured at amortized cost. Cash equivalents are classified as a financial asset that is subsequently measured at amortized cost, except for money market investments, which are classified as subsequently measured at fair value through profit (loss).

Trade receivables

Trade receivables relate to amounts owing from sales under our spot pricing contracts for steelmaking coal, refined metals, blended bitumen, chemicals and fertilizers. These receivables are non-interest bearing and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Trade receivables recorded are net of lifetime expected credit losses.

3.    Summary of Significant Accounting Policies (continued)

Settlement receivables

Settlement receivables arise from base metal concentrate sales contracts and average pricing steelmaking coal contracts, where amounts receivable vary based on underlying commodity prices or steelmaking coal price assessments. Settlement receivables are classified as fair value through profit (loss) and are recorded at fair value at each reporting period based on quoted commodity prices or published price assessments up to the date of final pricing. The changes in fair value are recorded in other operating income (expense).

Investments in marketable equity securities

Investments in marketable equity securities are classified, at our election, as subsequently measured at fair value through other comprehensive income (loss). For new investments in marketable equity securities, we can elect the same classification as subsequently measured at fair value through other comprehensive income (loss), or we can elect to classify an investment as at fair value through profit (loss). This election can be made on an investment-by-investment basis and is irrevocable. Investment transactions are recognized on the trade date, with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.

When investments in marketable equity securities subsequently measured at fair value through other comprehensive income (loss) are disposed of, the cumulative gains and losses recognized in other comprehensive income (loss) are not recycled to profit (loss) and remain within equity. Dividends are recognized in profit (loss). These investments are not assessed for impairment.

Investments in debt securities

Investments in debt securities are classified as subsequently measured at fair value through other comprehensive income (loss) and recorded at fair value. Investment transactions are recognized on the trade date, with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.

Unrealized gains and losses on debt securities are recognized in other comprehensive income (loss) until investments are disposed of and the cumulative gains and losses recognized in other comprehensive income (loss) are reclassified from equity to profit (loss) at that time. Loss allowances and interest income are recognized in profit (loss).

Trade payables

Trade payables are non-interest bearing if paid when due and are recognized at face amount, except when fair value is materially different. Trade payables are subsequently measured at amortized cost.

Debt

Debt is initially recorded at fair value, net of transaction costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at fair value through profit (loss) and, accordingly, are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of other operating income (expense) or non-operating income (expense) in profit (loss) depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

3.    Summary of Significant Accounting Policies (continued)

Expected credit losses

For trade receivables, we apply the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivables.

Loss allowances on investments in debt securities are initially assessed based on the expected 12-month credit loss. At each reporting date, we assess whether the credit risk for our debt securities has increased significantly since initial recognition. If the credit risk has increased significantly since initial recognition, the loss allowance is adjusted to be based on the lifetime expected credit losses.

Hedging

Certain derivative investments may qualify for hedge accounting. At the inception of hedge relationships, we document the economic relationship between hedging instruments and hedged items and our risk management objective and strategy for undertaking the hedge transactions.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income (loss). Gains and losses are recognized in profit (loss) on the ineffective portion of the hedge, or when there is a disposition or partial disposition of a foreign operation being hedged.

Inventories

Finished products, work in process, raw materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Work in process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations. Raw materials include concentrates for use at smelting and refining operations. For our oil sands mining and processing operation, raw materials consist of diluent used in blending, work in process inventory consists of raw bitumen and finished products consist of blended bitumen.

For work in process and finished product inventories, cost includes all direct costs incurred in production, including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Production stripping costs that are not capitalized are included in the cost of inventories as incurred. Depreciation and amortization of capitalized production stripping costs are included in the cost of inventory. For supplies inventories, cost includes acquisition, freight and other directly attributable costs.

When our operations are producing at reduced levels, fixed overhead costs are only allocated to inventory based on normal production levels.

When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down on inventory not yet sold is reversed.

We use both joint-product and by-product costing for work in process and finished product inventories. Joint-product costing is applied to primary products where the profitability of the operations is dependent upon the production of these products. Joint-product costing allocates total production costs based on the relative values of the products. By-product costing is used for products that are not the primary products produced by the operation. The by-products are allocated only the incremental costs of processes that are specific to the production of that product.

3.    Summary of Significant Accounting Policies (continued)

Property, Plant and Equipment

Land, buildings, plant and equipment

Land is recorded at cost and buildings, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management.

Depreciation of mobile equipment, buildings used for production and plant and processing equipment at our mining operations is calculated on a units-of-production basis. Depreciation of buildings not used for production and of plant and equipment at our smelting operations is calculated on a straight-line basis over the assets’ estimated useful lives. Where components of an asset have different useful lives, depreciation is calculated on each component separately. Depreciation commences when an asset is ready for its intended use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives of assets depreciated on a straight-line basis are as follows:

•Buildings and equipment (not used for production)                     1–42 years

•Plant and equipment (smelting operations)                                   2–30 years

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including pre-production waste rock stripping costs related to mine development and costs incurred during production to increase future output, are capitalized.

Waste rock stripping costs incurred in the production phase of a surface mine are recorded as capitalized production stripping costs within property, plant and equipment when it is probable that the stripping activity will improve access to the orebody, when the component of the orebody or pit to which access has been improved can be identified and when the costs relating to the stripping activity can be measured reliably. When the actual waste-to-ore stripping ratio in a period is greater than the expected life-of-component waste-to-ore stripping ratio for that component, the excess is recorded as capitalized production stripping costs.

Once available for use, mineral properties and mine development costs are depreciated on a units-of-production basis over the proven and probable reserves to which they relate. Since the stripping activity within a component of a mine improves access to the reserves of the same component, capitalized production stripping costs incurred during the production phase of a mine are depreciated on a units-of-production basis over the proven and probable reserves expected to be mined from the same component.

Exploration and evaluation costs

Property acquisition costs are capitalized. Other exploration and evaluation costs are capitalized if they relate to specific properties for which resources, as defined under National Instrument 43-101, Standards of Disclosure for Mineral Projects, exist or are near a specific property with a defined resource and it is expected that the expenditure can be recovered by future exploitation or sale. All other costs are charged to profit (loss) in the year in which they are incurred. Capitalized exploration and evaluation costs are considered to be tangible assets. These assets are not depreciated, as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized exploration and evaluation costs are reclassified to mineral properties within property, plant and equipment.

Construction in progress

Assets in the course of construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment and depreciation commences when the asset is available for its intended use.

3.    Summary of Significant Accounting Policies (continued)

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in a significant operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Borrowing costs

We capitalize borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to construct or prepare for its intended use. We begin capitalizing borrowing costs when there are borrowings, expenditures are incurred and activities are undertaken to prepare the asset for its intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred during the period. All other borrowing costs are expensed as incurred.

We suspend the capitalization of borrowing costs when we suspend the active development of a qualifying asset for an extended period. Capitalization recommences when active development resumes. We discontinue the capitalization of borrowing costs when substantially all of the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Capitalized borrowing costs are amortized over the useful life of the related asset.

Impairment and impairment reversal of non-current assets

The carrying amounts of assets included in property, plant and equipment and intangible assets are reviewed for impairment whenever facts and circumstances indicate that the recoverable amounts may be less than the carrying amounts. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit (CGU) to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less costs of disposal (FVLCD) and its value in use. An impairment loss exists if the asset’s or CGU’s carrying amount exceeds the estimated recoverable amount and is recorded as an expense immediately.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. For mining assets, when a binding sale agreement is not readily available, FVLCD is usually estimated using a discounted cash flow approach, unless comparable market transactions on which to estimate fair value are available. Estimated future cash flows are calculated using estimated future commodity prices, reserves and resources, and operating and capital costs. All inputs used are those that an independent market participant would consider appropriate. Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or CGU in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimates of future cash flows have not been adjusted. A value in use calculation uses a pre-tax discount rate and a FVLCD calculation uses a post-tax discount rate.

Indicators of impairment for exploration and evaluation assets are assessed on a project-by-project basis or as part of the mining operation to which they relate.

Tangible or intangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or significant changes in circumstances indicate that the impairment may have reversed. Indicators of a potential reversal of an impairment loss mainly mirror the indicators present when the impairment was originally recorded. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss is recognized in profit (loss) immediately.

3.    Summary of Significant Accounting Policies (continued)

Intangible Assets

Intangible assets are mainly internally generated and primarily relate to our innovation and technology initiatives. Development costs for internally generated intangible assets are capitalized when the product or process is clearly defined, the technical feasibility and usefulness of the asset has been established, we are committed and have the resources to complete the project, and the costs can be reliably measured.

Intangible assets are recorded at cost less accumulated amortization and impairment losses. Cost includes directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Costs associated with maintaining our innovation and technology initiatives, once implemented, are recognized as an expense as incurred.

Finite life intangible assets are amortized on a straight-line basis over their useful lives. Amortization commences when an asset is ready for its intended use. Estimates of remaining useful lives are reviewed annually. Changes in estimates are accounted for prospectively. The expected useful lives of our finite life intangible assets are between 3 and 20 years.

Goodwill

We allocate goodwill arising from business combinations to each CGU or group of CGUs that are expected to receive the benefits from the business combination. The carrying amount of the CGU or group of CGUs to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU or group of CGUs, any impairment of goodwill previously recorded is not subsequently reversed.

Leases

At the inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We assess whether the contract involves the use of an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and whether we have the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, we allocate the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. Lease liabilities include the net present value of lease payments, which are comprised of:

•Fixed payments, including in-substance fixed payments, less any lease incentives receivable
•Variable lease payments that depend on an index or a rate, initially measured using the index or a rate as at the commencement date
•Amounts expected to be payable under a residual value guarantee
•Exercise prices of purchase options if we are reasonably certain to exercise that option
•Payments of penalties for terminating the lease, if the lease term reflects us exercising an option to terminate the lease

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in our estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit (loss).

3.    Summary of Significant Accounting Policies (continued)

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit (loss) on a straight-line basis over the lease term.

Income Taxes

Taxes, comprising both income taxes and resource taxes, are accounted for as income taxes under IAS 12, Income Taxes and are recognized in the statement of income (loss), except where they relate to items recognized in other comprehensive income (loss) or directly in equity, in which case the related taxes are recognized in other comprehensive income (loss) or equity. Income taxes attributable to assets held for sale at December 31, 2022 are included as part of loss from discontinued operations.

Current taxes receivable or payable are based on estimated taxable income for the current year at the statutory tax rates enacted, or substantively enacted, less amounts paid or received on account.

Deferred tax assets and liabilities are recognized based on temporary differences (the difference between the tax and accounting values of assets and liabilities) and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of changes in tax legislation, including changes in tax rates, is recognized in the period of substantive enactment.

Deferred tax assets are recognized only to the extent where it is probable that the future taxable profits or capital gains of the relevant entity or group of entities in a particular jurisdiction will be available, against which the assets can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates. However, we do not recognize such deferred tax liabilities where the timing of the reversal of the temporary differences can be controlled without affecting our operations or business and where it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction, other than in a business combination, which will affect neither accounting profit nor taxable profit. However, we recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

Deferred tax assets and liabilities related to assets held for sale are included as part of assets held for sale and liabilities associated with assets held for sale, as applicable.

We are subject to assessments by various taxation authorities, who may interpret tax legislation differently than we do. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. We account for such differences based on our best estimate of the probable outcome of these matters.

Employee Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation, is used to determine the defined benefit obligations, the related current service costs and, where applicable, the past service costs. Actuarial assumptions used in the determination of defined benefit pension plan assets and liabilities are based upon our best estimates, including discount rates, salary escalation, expected healthcare costs and retirement dates of employees.

Vested and unvested costs arising from past service following the introduction of changes to a defined benefit plan are recognized immediately as an expense when the changes are made.

3.    Summary of Significant Accounting Policies (continued)

Actuarial gains and losses can arise from differences between expected and actual outcomes or changes in actuarial assumptions. Actuarial gains and losses, changes in the effect of the asset ceiling and return on plan assets are collectively referred to as remeasurements of retirement benefit plans and are recognized immediately through other comprehensive income (loss) and directly into retained earnings. Measurement of our net defined benefit asset is limited to the lower of the surplus of assets less liabilities in the defined benefit plan and the asset ceiling less liabilities in the defined benefit plan. The asset ceiling is the present value of the expected economic benefit available to us in the form of refunds from the plan or reductions in future contributions to the plan.

We apply one discount rate to the net defined benefit asset or liability for the purposes of determining the interest component of the defined benefit cost. This interest component is recorded as part of finance expense. Depending on the classification of the salary of plan members, current service costs and past service costs are included in cost of sales, general and administration expenses, exploration expenses or research and innovation expenses.

Defined contribution pension plans

The cost of providing benefits through defined contribution plans is charged to profit (loss) as the obligation to contribute is incurred.

Non-pension post-retirement plans

We provide healthcare benefits for certain employees when they retire. Non-pension post-retirement plan obligations are based on actuarial determinations. The cost of these benefits is expensed over the period in which the employees render services. We fund these non-pension post-retirement benefits as they become due.

Termination benefits

We recognize a liability and an expense for termination benefits when we have demonstrably committed to terminate employees. We are demonstrably committed to a termination when, and only when, there is a formal plan for the termination with no realistic possibility of withdrawal. The plan should include, at a minimum, the location, function and approximate number of employees whose services are to be terminated, the termination benefits for each job classification or function and the time at which the plan will be implemented without significant changes.

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of share options and other equity-settled share-based payment arrangements is recorded based on the estimated fair value at the grant date, including an estimate of the forfeiture rate, and charged to other operating income (expense) over the vesting period. For employees eligible for normal retirement prior to vesting, the expense is charged to other operating income (expense) over the period from the grant date to the date they are eligible for retirement.

Share-based payment expense relating to cash-settled awards, including deferred, restricted, performance and performance deferred share units, is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. Performance share units (PSUs) and performance deferred share units (PDSUs) have two additional vesting factors determined by our total shareholder return in comparison to a group of specified companies and by the ratio of the change in our earnings before interest, taxes, depreciation and amortization (EBITDA) over the vesting period of the share unit to the change in a specified weighted commodity price index. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price as well as changes to the above-noted vesting factors, as applicable.

Share Repurchases

Where we repurchase any of our equity share capital, the excess of the consideration paid over book value is deducted from retained earnings.

3.    Summary of Significant Accounting Policies (continued)

Provisions

Decommissioning and restoration provisions

Future obligations to retire an asset and to restore a site, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a provision based on estimated future cash flows discounted at a credit-adjusted risk-free rate. These decommissioning and restoration provisions are adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate.

The provisions are also accreted to full value over time through periodic charges to profit (loss). This unwinding of the discount is charged to finance expense in the statement of income (loss).

The amount of the decommissioning and restoration provisions initially recognized is capitalized as part of the related asset’s carrying value. The method of depreciation follows that of the underlying asset. For a closed site or where the asset that generated a decommissioning and restoration provision no longer exists, there is no longer any future benefit related to the costs and, as such, the amounts are expensed through other operating income (expense). For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the provision with an offsetting adjustment to the capitalized asset retirement cost.

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset. The costs associated with these provisions are accrued and charged to other operating income (expense) in the period in which the event giving rise to the liability occurs. Changes in the estimated liability resulting in an adjustment to these provisions are also charged to other operating income (expense) in the period in which the estimate changes.

Other provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events and when it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate credit-adjusted risk-free rate.

Research and Innovation

Costs incurred during the research phase are expensed as part of research and innovation. Costs associated with the development of our innovation-driven transformation program, where the process is not clearly defined and technical feasibility is not established, are also expensed as incurred.

Earnings (Loss) per Share

Earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the year. For diluted earnings per share, dilution is calculated based upon the net number of common shares issued, should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. In periods of loss, the loss per share and diluted loss per share are the same since the effect of the issuance of additional common shares would be anti-dilutive.

4.    Areas of Judgment and Estimation Uncertainty

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements are outlined below. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined information below about assumptions and other sources of estimation uncertainty as at December 31, 2022 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

a) Areas of Judgment

Assessment of Impairment and Impairment Reversal Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, treatment charges, zinc premiums, discount rates, foreign exchange rates, our market capitalization, reserves and resources, mine plans, operating plans and operating results.

In the fourth quarter of 2022, as a result of increased costs and operating challenges at our Trail CGU, we performed an impairment test for our Trail CGU (Note 8(a)).

In the fourth quarter of 2021, as a result of higher market expectations for long-term copper prices, we performed an impairment reversal test for our Carmen de Andacollo CGU (Note 8(a)). In addition, mine plans with updated information for Fort Hills became available in the fourth quarter of 2021, which required us to perform an impairment test on our Fort Hills CGU (Note 5(a)).

Property, Plant and Equipment – Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management. We considered several factors in making the determination of when the Neptune port upgrade project was available for use including, but not limited to, design capacity of the asset, throughput levels achieved, capital spending remaining and commissioning status. As at September 30, 2021, based on assessment of relevant factors, the Neptune port upgrade project was considered available for use. We commenced depreciation of the asset and ceased capitalization of borrowing costs as of the date the asset was available for use.

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or a joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities, including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

4.    Areas of Judgment and Estimation Uncertainty (continued)

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or a joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina and Fort Hills are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for both of these arrangements include the provision of output to the parties of the joint arrangements and the funding obligations. For both Antamina and Fort Hills, we take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership interests.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

For our silver and gold streaming arrangements at Antamina and Carmen de Andacollo, respectively, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the buyers when the contracts came into effect. Therefore, we consider these arrangements a disposition of a mineral interest.

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources, as we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product and the buyer had significant risks and rewards of ownership of the reserves and resources.

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable profits or capital gains. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit (loss).

Assets Held for Sale

Judgment is required in assessing whether certain of our assets are considered as held for sale as at December 31, 2022. For non-current assets and disposal groups to be considered as held for sale, the asset or disposal group must be available for immediate disposal, by sale or otherwise, in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups and its sale must be highly probable.

As at December 31, 2022, we have determined that the Fort Hills disposal group, the Quintette disposal group, the Mesaba property, plant and equipment assets, and the San Nicolás property, plant and equipment assets are considered as held for sale (Note 5).

4.    Areas of Judgment and Estimation Uncertainty (continued)

b) Sources of Estimation Uncertainty

Impairment Testing

When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective assets. These models are prepared internally or with assistance from third-party advisors when required. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models for our goodwill impairment tests include commodity prices, reserves and resources, mine production, operating costs, capital expenditures, discount rates and foreign exchange rates. Significant assumptions used in preparing the discounted cash flow model for our Trail CGU impairment test include zinc prices, smelter production, operating costs, capital expenditures, treatment charges, zinc premiums, discount rate and foreign exchange rates. Note 8(c) outlines the significant inputs used when performing goodwill and other asset impairment testing. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income (loss) and the resulting carrying values of assets.

Estimated Recoverable Reserves and Resources

Mineral and oil reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, Standards of Disclosure for Mineral Projects and National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities. Assumptions used include production costs, mining and processing recoveries, cut-off grades, sales volumes, long-term commodity prices, exchange rates, inflation rates, tax and royalty rates and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons, or qualified reserves evaluators, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries, among other factors. Estimated recoverable reserves and resources are used in performing impairment testing, to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs and also in forecasting the timing of settlement of decommissioning and restoration costs. Changes in reserve and resource estimates are most significant to estimating the recoverable amount in impairment tests.

Decommissioning and Restoration Provisions

Decommissioning and restoration provisions (DRPs) are based on future cost estimates using information available at the balance sheet date that are developed by management’s experts (Note 24(a)). DRPs represent the present value of estimated costs of future decommissioning and other site restoration activities, including costs associated with the management of water and water quality in and around each closed site. DRPs are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. DRPs require significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the costs associated with the management of water and water quality in and around each closed site include assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of income (loss) may be affected.

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, profit (loss) in subsequent periods will be affected by the amount that estimates differ from the final tax assessment.

Deferred Tax Assets and Liabilities

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding adjustment to profit (loss).

5.    Assets Held for Sale and Discontinued Operations

a) Fort Hills and Quintette

i) Fort Hills sale transaction

On October 26, 2022, we announced an agreement to sell our 21.3% interest in Fort Hills and associated downstream assets to Suncor Energy Inc. (Suncor). Total Energies E&P Canada Ltd (TEPCA) exercised its right of first refusal to purchase its proportionate share of our Fort Hills interest. The transaction value is consistent with the outlook at the October 2022 announcement date for the Fort Hills business reflected in the then most recent in-depth review of Fort Hills conducted by Suncor and the resulting long-range plan for the project. The disposal group was classified as discontinued operations and assets held for sale beginning in the fourth quarter of 2022.

The transaction closed on February 2, 2023 and we received $1.0 billion in cash, subject to customary post-closing adjustments.

ii) Results of discontinued operations of the Fort Hills disposal group

(CAD$ in millions)	2022	2021
Revenue	$1,597	$715
Cost of sales	(1,291)	(848)
Gross profit (loss)	306	(133)
Asset impairment	(1,243)	—
Other operating income	6	—
Loss from discontinued operations	$(931)	$(133)
Net finance expense	(25)	(25)
Non-operating income	—	2
Loss from discontinued operations before taxes	(956)	(156)
Recovery of (provision for) income taxes	184	(99)
Loss from discontinued operations	$(772)	$(255)

Asset Impairment – Fort Hills

During 2022, we recorded a non-cash, pre-tax asset impairment of $1.2 billion (after-tax $961 million) as a result of the sale of our interest in Fort Hills. The aggregate cash proceeds received in the sale was approximately $1.0 billion. As part of the sale, we agreed to make scheduled payments to Suncor over the remaining term of the downstream contract in order to reduce the impact of certain pipeline tolls payable under that downstream contract indirectly assumed by Suncor. We will record a financial liability currently estimated at $264 million related to these downstream contracts on the closing date of February 2, 2023.

In the fourth quarter of 2021, as a result of updated mine plans for Fort Hills, we performed an impairment test on our Fort Hills CGU as at December 31, 2021. Using a long-term WCS heavy oil price of US$48 per barrel, a long-term Canadian to U.S. dollar foreign exchange rate of CAD$1.28 to US$1.00 and an 8% real, post-tax discount rate resulted in a recoverable amount of $2.1 billion, which approximated our carrying value as at December 31, 2021. Cash flow projections used in the analysis as at December 31, 2021 were based on a life of mine plan with cash flows covering a period of 37 years.

iii) Quintette sale transaction

On December 19, 2022, we announced an agreement with Conuma Resources Limited to sell all the assets and liabilities of the Quintette steelmaking coal mine in northeastern British Columbia. The disposal group did not meet the definition of discontinued operations. As at December 31, 2022, we have reclassified the assets and liabilities of Quintette as held for sale on the balance sheet. We have assessed the fair value of the Quintette assets and determined that the fair value exceeded the carrying value of the assets and accordingly, no impairment was recorded. The transaction subsequently closed on February 16, 2023.

5.    Assets Held for Sale and Discontinued Operations (continued)

iv) Assets and liabilities of the Fort Hills disposal group and the Quintette disposal group held for sale as at December 31, 2022

(CAD$ in millions)	Fort Hills	Quintette	Total
Cash and cash equivalents	$34	$—	$34
Inventories	53	—	53
Prepaid and other current assets	49	—	49
Financial and other assets	42	1	43
Property, plant and equipment	1,124	263	1,387
Total assets held for sale	$1,302	$264	$1,566

Trade accounts payable and other liabilities	$172	$5	$177
Current portion of lease liabilities	9	—	9
Current income taxes payable	46	—	46
Lease liabilities	200	—	200
Deferred income tax liabilities	18	50	68
Provisions and other liabilities	110	35	145
Total liabilities associated with assets held for sale	$555	$90	$645

Significant individual lease arrangement related to Fort Hills

Fort Hills entered into a service agreement in 2017 with TC Energy Corp. for the operation of the Northern Courier Pipeline and associated tanks to transport bitumen between Fort Hills and Fort McMurray, Alberta, for a period of 25 years with an option to renew for four additional five-year periods. We have assumed the extensions will be exercised in our determination of the lease liability. As at December 31, 2022, our share of the related lease liability was $191 million (2021 – $195 million). Our share of the total lease payments over the life of the lease is $488 million. This agreement has been assigned to Suncor and TEPCA in connection with the sale of our interest in the Fort Hills partnership.

b) Mesaba arrangement

On July 20, 2022 we announced an agreement with PolyMet Mining Corp. to form a 50:50 joint arrangement to advance PolyMet Mining Inc.'s NorthMet Project and Teck's Mesaba mineral deposit. The new joint arrangement will be named NewRange Copper Nickel LLC. As at December 31, 2022, we have reclassified property, plant and equipment and other assets of $14 million related to Mesaba to non-current assets held for sale. We have assessed the fair value of the Mesaba assets and determined that the fair value exceeded the carrying value of the assets and accordingly, no impairment was recorded. The transaction subsequently closed on February 15, 2023.

c) San Nicolás arrangement

On September 16, 2022, we announced an agreement with Agnico Eagle Mines Limited to form a 50:50 joint arrangement to advance the San Nicolás copper-zinc development project located in Zacatecas, Mexico. Closing of the transaction will be subject to customary closing conditions, including receipt of all required regulatory approvals. We expect that this transaction will close in the first half of 2023. We have reclassified property, plant and equipment and other assets of $159 million related to San Nicolás to non-current assets held for sale. We have assessed the fair value of the San Nicolás assets and determined that the fair value exceeded the carrying value of the assets and accordingly, no impairment was recorded.

6.    Revenue

a) Total Revenue by Major Product Type and Business Unit

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 29) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity, as it can include an operation that produces more than one product. Intra-segment revenue is accounted for at current market prices as if the sales were made to arm’s-length parties and are eliminated on consolidation. Revenue related to Fort Hills is disclosed as part of Note 5, Assets Held for Sale and Discontinued Operations.

(CAD$ in millions)	2022
	Copper	Zinc	Steelmaking Coal	Total
Copper	$2,925	$—	$—	$2,925
Zinc	331	3,101	—	3,432
Steelmaking coal	—	—	10,409	10,409
Silver	40	341	—	381
Lead	4	344	—	348
Other	81	395	—	476
Intra-segment	—	(655)	—	(655)
	$3,381	$3,526	$10,409	$17,316

(CAD$ in millions)	2021
	Copper	Zinc	Steelmaking Coal	Total
Copper	$3,066	$—	$—	$3,066
Zinc	286	2,336	—	2,622
Steelmaking coal	—	—	6,251	6,251
Silver	41	454	—	495
Lead	6	439	—	445
Other	53	345	—	398
Intra-segment	—	(511)	—	(511)
	$3,452	$3,063	$6,251	$12,766

6.    Revenue (continued)

b) Total Revenue by Region

The following table shows our revenue disaggregated by geographical region. Revenue is attributed to regions based on the destination port or delivery location as designated by the customer.

(CAD$ in millions)	2022	2021
Asia
China	$4,804	$4,643
Japan	3,216	1,437
South Korea	2,178	1,354
India	1,306	556
Other	1,169	894
Americas
United States	1,727	1,404
Canada	857	839
Latin America	192	116
Europe
Germany	428	731
Finland	278	182
Spain	271	123
Slovakia	150	72
Belgium	134	136
Other	606	279
	$17,316	$12,766

7.    Expenses by Nature

(CAD$ in millions)	2022	2021
Employment-related costs:
Wages and salaries	$1,121	$990
Employee benefits and other wage-related costs	313	255
Bonus payments	350	266
Post-employment benefits and pension costs	154	154
	1,938	1,665
Transportation	1,515	1,407
Depreciation and amortization	1,674	1,487
Raw material purchases	655	770
Fuel and energy	1,103	777
Operating supplies consumed	782	639
Maintenance and repair supplies	845	702
Contractors and consultants	904	684
Overhead costs	559	390
Royalties	495	373
Other operating costs	(32)	(21)
	10,438	8,873
Adjusted for:
Capitalized production stripping costs	(1,042)	(667)
Change in inventory	(168)	(288)
Total cost of sales, general and administration, exploration and research and innovation expenses	$9,228	$7,918

8.    Asset and Goodwill Impairment Testing

a) Impairment Reversal and Asset Impairment

As at December 31, 2022, we did not record impairment or impairment reversals relating to continuing operations. The following pre-tax impairment reversal was recorded in profit in 2021:

Impairment Reversal

(CAD$ in millions)	2022	2021
Carmen de Andacollo CGU	$—	$215
Total	$—	$215

Impairment Testing – 2022

During 2022, we assessed whether there were any indicators of impairment or impairment reversal for our assets and did not identify any matters requiring us to perform an impairment or impairment reversal test, with the exception of the Trail CGU, as outlined below. The results of our assessment of indicators of impairment related to assets held for sale are disclosed in Note 5.

Trail CGU

In the fourth quarter of 2022, as a result of increased costs and operating challenges at the Trail CGU, we performed an impairment test for our Trail CGU. Cash flow projections used in the analysis as at December 31, 2022 were based on an operating plan with cash flows covering a period of 80 years. The recoverable amount of our Trail CGU was approximately equal to the carrying amount of $1.2 billion at the date of testing. As a result, any changes in the key assumptions in Note 8(c) below could result in the carrying amount exceeding the recoverable amount.

8.    Asset and Goodwill Impairment Testing (continued)

Impairment Reversal – 2021

Carmen de Andacollo CGU

In the fourth quarter of 2021, as a result of higher market expectations for long-term copper prices, we recorded a pre-tax impairment reversal of $215 million (after-tax $150 million) related to our Carmen de Andacollo CGU. The estimated post-tax recoverable amount was significantly higher than the carrying value. The impairment reversal affects the profit of our copper operating segment (Note 29).

b) Annual Goodwill Impairment Testing

The allocation of goodwill to CGUs or groups of CGUs reflects how goodwill is monitored for internal management purposes. Our Quebrada Blanca CGU and steelmaking coal group of CGUs have goodwill allocated to them (Note 17).

We did not identify any goodwill impairment indicators during 2022. We performed our annual goodwill impairment testing at October 31, 2022, calculating the recoverable amount on a FVLCD basis and did not identify any goodwill impairment losses.

Cash flow projections are based on expected mine life. For our steelmaking coal group of CGUs, the cash flows cover periods of 13 to 42 years, with an estimate of in situ value applied to the remaining resources. For Quebrada Blanca CGU, the cash flow covers the current 27-year expected mine life of the QB2 project and a projected expansion, totalling 40 years, with an estimate of in situ value applied to the remaining resources.

Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time as the cash flows are significantly affected by the key assumptions described below in Note 8(c).

Sensitivity Analysis for Annual Goodwill Impairment Testing

The recoverable amount of our steelmaking coal group of CGUs was approximately equal to the carrying amount at the date of the annual goodwill impairment testing. As a result, any changes in the key assumptions below could result in the carrying amount exceeding the recoverable amount.

The recoverable amount of our Quebrada Blanca CGU exceeded the carrying amount at the date of our annual goodwill impairment testing. There are no reasonably possible changes to any of the key assumptions below that would lead to the carrying amount exceeding the recoverable amount.

c) Key Assumptions

The following are the key assumptions used in our impairment testing calculations for the years ended December 31, 2022 and 2021:

	2022	2021
Steelmaking coal prices per tonne	Long-term real price in 2027 of US$185	Long-term real price in 2026 of US$150
Copper prices per pound	Long-term real price in 2027 of US$3.60	Long-term real price in 2026 of US$3.30
Post-tax real discount rates - Steelmaking Coal group of CGUs	10.0%	6.0%
Post-tax real discount rate - QB CGU	6.5%	6.0%
Long-term foreign exchange rates	1 U.S. to 1.30 Canadian dollars	1 U.S. to 1.28 Canadian dollars

In our impairment assessment of the Trail CGU, we used long-term assumptions of US$1.25 per pound for zinc, US$277 per pound for treatment charges, US$0.11 per pound for zinc premiums and a post-tax real discount rate of 5.5%.

8.    Asset and Goodwill Impairment Testing (continued)

Interrelation of Key Assumptions

The key assumptions used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

Price Assumptions

Price assumptions use current prices in the initial year and trend to the long-term prices in the information referenced above. Prices are based on a number of factors, including historical data, analyst estimates and forward curves in the near term and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on market participant mining and smelting weighted average costs of capital adjusted for risks specific to the operation or asset where appropriate.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants.

Reserves and Resources, Mine Production and Smelter Production

Future mineral production is included in projected cash flows based on plant capacities and mineral reserve and resource estimates and related exploration and evaluation work undertaken by appropriately qualified persons.

Future smelter production is included in projected cash flows based on plant capacities.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans, operating plans and internal management forecasts, as applicable. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation, and the risks associated with each operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, with input from management’s experts where appropriate. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management.

Recoverable Amount Basis

In the absence of a relevant market transaction, we estimate the recoverable amount of our CGU or group of CGUs on a FVLCD basis using a discounted cash flow methodology, taking into account assumptions likely to be made by market participants unless it is expected that the value in use methodology would result in a higher recoverable amount. For the asset impairment, impairment reversal and goodwill impairment analyses performed in 2022 and 2021, we have applied the FVLCD basis. These estimates are classified as a Level 3 measurement within the fair value measurement hierarchy (Note 31).

9.    Other Operating Income (Expense)

(CAD$ in millions)	2022	2021
Settlement pricing adjustments (Note 30(b))	$(371)	$442
Share-based compensation	(236)	(125)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	(128)	(108)
Care and maintenance costs	(59)	(65)
Social responsibility and donations	(65)	(27)
Loss on sale of assets	(13)	(14)
Commodity derivatives	35	(22)
Take-or-pay contract costs	(86)	(97)
Other	(179)	(64)
	$(1,102)	$(80)

10.    Finance Income and Finance Expense

(CAD$ in millions)	2022	2021
Finance income
Investment income	$53	$5
Total finance income	$53	$5

Finance expense
Debt interest	$365	$298
Interest on advances from SMM/SC	89	37
Interest on lease liabilities	15	15
Letters of credit and standby fees	34	44
Accretion on decommissioning and restoration provisions	138	146
Other	51	20
	692	560
Less capitalized borrowing costs (Note 16)	(489)	(370)
Total finance expense	$203	$190

11.    Non-Operating Income (Expense)

(CAD$ in millions)	2022	2021
QB2 variable consideration to IMSA and ENAMI (a)	$(188)	$(141)
Foreign exchange gains	15	37
Loss on debt redemption or purchase (Note 19(a))	(58)	—
Other	(44)	(3)
	$(275)	$(107)

a) QB2 variable consideration to IMSA and ENAMI

During the year ended December 31, 2022, we recorded $5 million (2021 – $97 million) of expense (Note 30(b)) related to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in QBSA through the purchase of Inversiones Mineras S.A. (IMSA), a private Chilean company. This derivative financial liability is carried at fair value, with changes in fair value being recognized in profit (loss). The purchase price at the date of acquisition included additional amounts that may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, as defined in the acquisition agreement, up to a cumulative maximum of US$100 million if commencement of commercial production occurs prior to January 21, 2024 or up to a lesser maximum in certain circumstances thereafter. At the date of the acquisition, a nominal value was attributed to the additional payments. As at December 31, 2022, the fair value of this financial liability is $114 million (2021 – $98 million) (Note 24), with estimated future average copper prices expected to exceed the US$3.15 per pound threshold, based on the expected timing of commencement of commercial production.

During the year ended December 31, 2022, we recorded $183 million (2021 – $44 million) of expense related to changes in the carrying value of the financial liability for the preferential dividend stream from QBSA to Empresa Nacional de Minería (ENAMI). As at December 31, 2022, the carrying value of this financial liability, which is measured at amortized cost, is $286 million (2021 – $78 million) (Note 24). This financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affects the timing of when QBSA repays the loans.

The fair values of the IMSA and ENAMI liabilities are both calculated using a discounted cash flow method based on quoted market prices and are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 31).

12.    Supplemental Cash Flow Information

(CAD$ in millions)	December 31, 2022	December 31, 2021
Cash and cash equivalents
Cash	$259	$637
Investments with maturities from the date of acquisition of three months or less	1,624	790
	$1,883	$1,427

(CAD$ in millions)	2022	2021
Net change in non-cash working capital items
Trade and settlement receivables	$478	$(670)
Inventories	(421)	(412)
Prepaids and other current assets	(401)	(105)
Trade accounts payable and other liabilities	237	303
	$(107)	$(884)

13.    Inventories

(CAD$ in millions)	December 31, 2022	December 31, 2021
Supplies	$1,045	$797
Raw materials	278	250
Work in process	857	741
Finished products	718	728
	2,898	2,516
Less non-current portion (Note 14)	(213)	(126)
	$2,685	$2,390

Cost of sales of $8.7 billion (2021 – $7.6 billion) includes $7.7 billion (2021 – $6.7 billion) of production costs that were recognized as part of inventories and subsequently expensed when sold during the year.

Total inventories held at net realizable value amounted to $40 million at December 31, 2022 (2021 – $45 million). Total inventory write-downs in 2022 were $50 million (2021 – $nil) and were included as part of cost of sales.

Non-current inventories consist of ore stockpiles and other in-process materials that are not expected to be sold within one year.

14.    Financial and Other Assets

(CAD$ in millions)	December 31, 2022	December 31, 2021
Non-current receivables and deposits	$163	$322
Marketable equity and debt securities carried at fair value	364	178
Pension plans in a net asset position (Note 23(a))	224	449
Derivative assets	56	63
Non-current portion of inventories (Note 13)	213	126
Finite life intangibles	400	395
Other	46	38
	$1,466	$1,571

15.    Investments in Associates and Joint Ventures

(CAD$ in millions)	NuevaUnión	Other	Total
At January 1, 2021	$1,061	$6	$1,067
Contributions	5	—	5
Changes in foreign exchange rates	(4)	(1)	(5)
Share of loss	(3)	—	(3)
Other	—	(4)	(4)
At December 31, 2021	$1,059	$1	$1,060
Contributions	4	—	4
Changes in foreign exchange rates	73	—	73
Share of income	4	—	4
Disposal of investment in associate	—	(1)	(1)
Other	(1)	—	(1)
At December 31, 2022	$1,139	$—	$1,139

16.    Property, Plant and Equipment

(CAD$ in millions)	Exploration and Evaluation	Mineral Properties	Land, Buildings, Plant and Equipment	Capitalized Production Stripping Costs	Construction In Progress	Total
At December 31, 2020
Cost	$903	$20,758	$16,722	$6,598	$7,919	$52,900
Accumulated depreciation	—	(6,223)	(9,145)	(3,954)	—	(19,322)
Net book value	$903	$14,535	$7,577	$2,644	$7,919	$33,578
Year ended December 31, 2021
Opening net book value	$903	$14,535	$7,577	$2,644	$7,919	$33,578
Additions	45	—	181	740	3,877	4,843
Disposals	—	—	(6)	—	(18)	(24)
Impairment reversal	—	215	—	—	—	215
Depreciation and amortization	—	(373)	(802)	(694)	—	(1,869)
Transfers between classifications	—	(50)	2,162	—	(2,112)	—
Decommissioning and restoration provisions change in estimate	—	250	39	—	—	289
Capitalized borrowing costs	—	115	—	—	255	370
Changes in foreign exchange rates	(4)	(11)	(13)	(2)	10	(20)
Closing net book value	$944	$14,681	$9,138	$2,688	$9,931	$37,382
At December 31, 2021
Cost	$944	$21,362	$18,716	$7,334	$9,931	$58,287
Accumulated depreciation	—	(6,681)	(9,578)	(4,646)	—	(20,905)
Net book value	$944	$14,681	$9,138	$2,688	$9,931	$37,382
Year ended December 31, 2022
Opening net book value	$944	$14,681	$9,138	$2,688	$9,931	$37,382
Additions	102	—	389	1,138	4,964	6,593
Disposals	—	—	(25)	—	(5)	(30)
Asset impairment	(37)	(247)	(959)	—	—	(1,243)
Depreciation and amortization	—	(325)	(906)	(630)	—	(1,861)
Transfers between classifications	—	104	1,420	—	(1,524)	—
Decommissioning and restoration provisions change in estimate	—	(743)	(145)	—	—	(888)
Capitalized borrowing costs	—	131	—	—	358	489
Transfers to assets held for sale	(142)	(546)	(735)	—	(129)	(1,552)
Changes in foreign exchange rates	28	235	172	52	718	1,205
Closing net book value	$895	$13,290	$8,349	$3,248	$14,313	$40,095
At December 31, 2022
Cost	$895	$20,364	$18,567	$8,596	$14,313	$62,735
Accumulated depreciation	—	(7,074)	(10,218)	(5,348)	—	(22,640)
Net book value	$895	$13,290	$8,349	$3,248	$14,313	$40,095

16.    Property, Plant and Equipment (continued)

a) Exploration and Evaluation

Significant exploration and evaluation projects in property, plant and equipment include the Galore Creek and Zafranal projects. The San Nicolás and Mesaba projects were reclassified to assets held for sale in 2022 (Notes 5(b) and (c)).

b) Borrowing Costs

Borrowing costs are capitalized at a rate based on our weighted average cost of borrowing or at the rate on the project-specific debt, as applicable. Capitalized borrowing costs are classified with the asset they relate to within mineral properties, land, buildings, plant and equipment, or construction in progress. Our weighted average borrowing rate used for capitalization of borrowing costs in 2022 was 5.7% (2021 – 5.4%).

17.    Goodwill

(CAD$ in millions)	Steelmaking Coal Operations	Quebrada Blanca	Total
January 1, 2021	$702	$391	$1,093
Changes in foreign exchange rates	—	(2)	(2)
December 31, 2021	$702	$389	$1,091
Changes in foreign exchange rates	—	27	27
December 31, 2022	$702	$416	$1,118

The results of our annual goodwill impairment analysis and key assumptions used in the analysis are outlined in Notes 8(b) and 8(c).

18.    Trade Accounts Payable and Other Liabilities

(CAD$ in millions)	December 31, 2022	December 31, 2021
Trade accounts payable and accruals	$1,897	$1,653
Capital project accruals	1,152	546
Payroll-related liabilities	374	293
Accrued interest	100	100
Commercial and government royalties	302	325
Current portion of provisions (Note 24(a))	361	210
Settlement payables (Note 31)	45	39
Contract liabilities – consignment sales	19	30
Other IMSA payable	68	—
Other	49	59
	$4,367	$3,255

19.    Debt

($ in millions)	December 31, 2022			December 31, 2021
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
4.75% notes due January 2022 (a)	$—	$—	$—	$150	$190	$190
3.75% notes due February 2023 (a)	108	147	147	108	140	137
3.9% notes due July 2030 (a)	503	614	673	550	751	688
6.125% notes due October 2035 (a)	336	452	449	609	1,005	761
6.0% notes due August 2040 (a)	480	631	648	490	795	620
6.25% notes due July 2041 (a)	396	531	531	795	1,349	997
5.2% notes due March 2042 (a)	395	471	529	399	602	500
5.4% notes due February 2043 (a)	367	448	492	377	586	473
	2,585	3,294	3,469	3,478	5,418	4,366
QB2 project financing facility (b)	2,500	3,419	3,322	2,252	2,929	2,785
Carmen de Andacollo short-term loans (c)	52	71	71	—	—	—
Antamina loan agreements (d)	225	305	305	176	223	223
	$5,362	$7,089	$7,167	$5,906	$8,570	$7,374
Less current portion of debt	(454)	(616)	(616)	(168)	(213)	(213)
	$4,908	$6,473	$6,551	$5,738	$8,357	$7,161

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 31).

a) Notes Purchased or Redeemed

All of our outstanding notes are redeemable at any time by repaying the greater of the principal amount and the present value of the sum of the remaining scheduled principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread, plus, in each case, accrued interest to, but not including, the date of redemption. In addition, all of our outstanding notes, except for notes due October 2035, are callable at 100% (plus accrued interest to, but not including, the date of redemption) within three to six months of maturity.

On February 1, 2023, we repaid the 3.75% notes due 2023 at maturity for $144 million (US$108 million) plus accrued interest.

In 2022, we purchased US$93 million aggregate principal amount of our outstanding notes pursuant to an open market purchase. The principal amount of the notes purchased comprised US$47 million of the 3.9% notes due 2030, US$24 million of the 6.125% notes due 2035, US$8 million of the 6.25% notes due 2041, US$4 million of the 5.2% notes due 2042 and US$10 million of the 5.4% notes due 2043. The total cost of the purchases, which was funded from cash on hand, including the discounts and accrued interest was $120 million (US$90 million).We recorded a pre-tax gain of $5 million in non-operating income (expense) (Note 11) in connection with these purchases.

In 2022, we also purchased US$650 million aggregate principal amount of our outstanding notes pursuant to cash tender offers. The principal amount of the notes purchased comprised US$249 million of the 6.125% notes due 2035, US$10 million of the 6.0% notes due 2040, and US$391 million of the 6.25% notes due 2041. The total cost of the purchases, which was funded from cash on hand, including the premiums and accrued interest was $909 million (US$703 million). We recorded a pre-tax expense of $63 million in non-operating income (expense) (Note 11) in connection with these purchases.

In January 2022, we redeemed the 4.75% notes due 2022 at maturity for $187 million (US$150 million) plus accrued interest.

19.    Debt (continued)

b) QB2 Project Financing Facility

As at December 31, 2022, the US$2.5 billion limited recourse QB2 project financing facility was fully drawn. Amounts drawn under the facility bear interest at LIBOR plus applicable margins that vary over time and will be repaid in 17 semi-annual instalments starting the earlier of six months after project completion or June 2023. The facility is guaranteed pre-completion on several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The facility is secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB2 project assets.

c) Carmen de Andacollo Short-Term Loans

As at December 31, 2022, we had $71 million (US$52 million) of debt outstanding in the form of fixed rate short-term bank loans with maturities of less than one year. The purpose of the loans is to fund short-term working capital requirements at Carmen de Andacollo.

d) Antamina Loan Agreements

On July 12, 2021, Antamina entered into a US$1.0 billion loan agreement which is fully drawn as at December 31, 2022. Our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at LIBOR plus an applicable margin. The loan is non-recourse to us and the other Antamina owners and matures in 2026.

On December 24, 2021, Antamina entered into a US$80 million short-term loan agreement, which was repaid in January 2022. Our share of the amount drawn was US$18 million.

e) Revolving Credit Facilities

We maintain a US$4.0 billion sustainability-linked revolving credit facility maturing October 2026. The facility has pricing adjustments where the cost will increase, decrease or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents.

As at December 31, 2022, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio, which was 0.19 to 1.0 at December 31, 2022, not exceed 0.60 to 1.0 (Note 32). This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at December 31, 2022, we had $2.7 billion of letters of credit outstanding.

We also had $849 million in surety bonds outstanding at December 31, 2022 to support current and future reclamation obligations.

19.    Debt (continued)

f) Scheduled Principal Payments

At December 31, 2022, scheduled principal payments during the next five years and thereafter are as follows:

($ in millions)	US$	CAD$ Equivalent
2023	$454	$616
2024	294	398
2025	294	398
2026	519	703
2027	294	398
Thereafter	3,507	4,749
	$5,362	$7,262

g) Debt Continuity

($ in millions)	US$		CAD$ Equivalent
	2022	2021	2022	2021
As at January 1	$5,816	$4,913	$7,374	$6,255
Cash flows
Proceeds from debt	445	1,305	569	1,639
Redemption, purchase or repayment of debt	(1,026)	(124)	(1,323)	(155)
Revolving credit facilities	—	(262)	—	(335)
Non-cash changes
Loss on debt redemption or purchase	45	—	58	—
Changes in foreign exchange rates	—	—	474	(10)
Finance fees, discount amortization and other	12	(16)	15	(20)
As at December 31	$5,292	$5,816	$7,167	$7,374

20.    Leases

a) Right-of-Use Assets

Our significant lease arrangements include contracts for leasing office premises, mining equipment, railcars and road and port facilities. As at December 31, 2022, $584 million (2021 – $704 million) of right-of-use assets are recorded as part of land, buildings, plant and equipment within property, plant and equipment.

(CAD$ in millions)	2022	2021
Opening net book value	$704	$730
Additions	202	141
Depreciation	(142)	(163)
Changes in foreign exchange rates and other	39	(4)
Transfer to assets held for sale	(219)	—
Closing net book value	$584	$704

20.    Leases (continued)

b) Significant Individual Lease Arrangement

TAK leases road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships all concentrates produced at the Red Dog mine. The lease requires TAK to pay a minimum annual user fee of US$6 million until 2040. As at December 31, 2022, the related lease liability was $91 million (2021 – $87 million).

c) Lease Liability Continuity

(CAD$ in millions)	2022	2021
As at January 1	$694	$692
Cash flows
Principal payments	(149)	(139)
Interest payments	(38)	(35)
Non-cash changes
Additions	210	151
Interest expense	38	35
Changes in foreign exchange and other	25	(10)
Transfer to liabilities associated with assets held for sale	(209)	—
As at December 31	$571	$694
Less current portion of lease liabilities	(132)	(127)
Non-current lease liabilities	$439	$567

21.    QB2 Advances from SMM/SC

In conjunction with the subscription arrangement with SMM/SC, QBSA entered into a subordinated loan facility agreement with SMM/SC to advance QBSA up to US$1.3 billion. The advances are due to be repaid in full at maturity on January 15, 2038. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin.

In 2022, QBSA entered into a second subordinated loan facility agreement with SMM/SC to advance QBSA up to an additional US$750 million, under similar terms to the existing subordinated loan facility.

($ in millions)	December 31, 2022			December 31, 2021
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
QB2 advances from SMM/SC	$1,693	$2,330	$2,279	$1,003	$1,288	$1,263

The fair value of the advances is determined using discounted cash flows based on our cost of borrowing. This is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 31).

a) QB2 Advances from SMM/SC Carrying Value Continuity

($ in millions)	US$		CAD$ Equivalent
	2022	2021	2022	2021
As at January 1	$997	$734	$1,263	$934
Cash flows
Advances	685	262	899	326
Non-cash changes
Finance fee amortization	1	1	1	1
Changes in foreign exchange rates	—	—	116	2
As at December 31	$1,683	$997	$2,279	$1,263

22.    Income Taxes

a) Tax rate reconciliation to the Canadian statutory income tax rate

(CAD$ in millions)	2022	2021
Profit from continuing operations before taxes	$6,565	$4,688
Loss from discontinued operations before taxes	(956)	(156)
Profit for the year from continuing and discontinued operations before taxes	$5,609	$4,532

Tax expense at the Canadian statutory income tax rate of 26.53% (2021 – 26.54%)	$1,488	$1,203
Tax effect of:
Resource taxes	670	426
Resource and depletion allowances	(96)	(61)
Non-deductible expenses (non-taxable income)	74	69
Tax pools not recognized (recognition of previously unrecognized tax pools)	5	(56)
Difference in tax rates in foreign jurisdictions	76	75
Revisions to prior year estimates	15	(14)
Non-controlling interests	(21)	(15)
Effect from sale of Fort Hills	83	—
Other	17	(10)
Total income taxes from continuing and discontinued operations	$2,311	$1,617

Represented by:
Current income taxes	1,413	978
Deferred income taxes	898	639
Total income taxes from continuing and discontinued operations	$2,311	$1,617

Provision for income taxes from continuing operations	2,495	1,518
Provision for (recovery of) income taxes from discontinued operations	(184)	99
Total income taxes from continuing and discontinued operations	$2,311	$1,617

Current income taxes are accrued and paid in all jurisdictions in which we operate.

22.    Income Taxes (continued)

b) Continuity of deferred tax assets and liabilities

(CAD$ in millions)	January 1, 2022	Through Profit (Loss)	Through OCI	Transfer	December 31, 2022
Net operating loss and capital loss carryforwards	$141	$(98)	$5	$—	$48
Property, plant and equipment	(180)	15	—	—	(165)
Decommissioning and restoration provisions	190	(35)	—	—	155
Other timing differences (TDs)	10	51	(24)	—	37
Deferred income tax assets	$161	$(67)	$(19)	$—	$75
Net operating loss and capital loss carryforwards	$(532)	$93	$(19)	$—	$(458)
Property, plant and equipment	7,546	(333)	89	(68)	7,234
Decommissioning and restoration provisions	(1,050)	261	(14)	—	(803)
Unrealized foreign exchange	(85)	3	(9)	—	(91)
Withholding taxes	100	27	6	—	133
Inventories	156	(9)	1	—	148
Partnership income deferral and other TDs	(162)	789	(12)	—	615
Deferred income tax liabilities	$5,973	$831	$42	$(68)	$6,778

The transfer column refers to deferred tax assets and deferred tax liabilities related to assets held for sale (Note 5).

(CAD$ in millions)	January 1, 2021	Through Profit (Loss)	Through OCI	December 31, 2021
Net operating loss and capital loss carryforwards	$247	$(106)	$—	$141
Property, plant and equipment	(168)	(12)	—	(180)
Decommissioning and restoration provisions	158	32	—	190
Other temporary differences	34	(19)	(5)	10
Deferred income tax assets	$271	$(105)	$(5)	$161
Net operating loss and capital loss carryforwards	$(1,038)	$503	$3	$(532)
Property, plant and equipment	7,369	176	1	7,546
Decommissioning and restoration provisions	(962)	(86)	(2)	(1,050)
Unrealized foreign exchange	(88)	1	2	(85)
Withholding taxes	95	6	(1)	100
Inventories	110	47	(1)	156
Other temporary differences	(103)	(113)	54	(162)
Deferred income tax liabilities	$5,383	$534	$56	$5,973

22.    Income Taxes (continued)

c) Deferred Tax Assets and Liabilities Not Recognized

We have not recognized $299 million (2021 – $293 million) of deferred tax assets associated with unused tax credits and tax pools in entities and jurisdictions that do not have established sources of taxable income.

Deferred tax liabilities of approximately $858 million (2021 – $803 million) have not been recognized on the unremitted foreign earnings associated with investments in subsidiaries and interests in joint arrangements where we control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

d) Loss Carryforwards

At December 31, 2022, we had $166 million Canadian net operating loss carryforwards (2021 – $1.16 billion) and $1.22 billion (2021 – $972 million) of Chilean net operating losses, which have an indefinite carryforward period. The deferred tax benefit of these pools has been recognized.

e) Scope of Antamina’s Peruvian Tax Stability Agreement

The Peruvian tax authority, La Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT), issued income tax assessments for the 2013 to 2016 taxation years to Antamina (our joint operation in which we own a 22.5% share), denying accelerated depreciation claimed by Antamina in respect of a mill expansion and other assets, on the basis that the expansion was not covered by Antamina’s tax stability agreement. Antamina objected to the assessments, but lost its administrative appeal with SUNAT. In 2022, the Peruvian Tax Court issued its ruling in favour of SUNAT on this matter for the 2013 taxation year and rejected Antamina’s request for a full waiver of the associated penalties and interest for that year.

Antamina is continuing to pursue the matter in the Peruvian Judiciary Courts. The denial of accelerated depreciation claimed is a timing issue in our tax provision, which we have already recorded in a prior year. In light of the recent Peruvian Tax Court ruling, we have expensed our share of previously paid interest and penalties for the 2013 to 2016 years as reflected in finance expense and other non-operating expense.

23.    Retirement Benefit Plans

We have defined contribution pension plans for certain groups of employees. Our share of contributions to these plans is expensed in the year earned by employees.

We have multiple defined benefit pension plans registered in various jurisdictions that provide benefits based principally on employees’ years of service and average annual remuneration. These plans are only available to certain qualifying employees and some are now closed to additional members. The plans are “flat-benefit” or “final-pay” plans and may provide for inflationary increases in accordance with certain plan provisions. All of our registered defined benefit pension plans are governed and administered in accordance with applicable pension legislation in either Canada or the United States. Actuarial valuations are performed at least every three years to determine minimum annual contribution requirements as prescribed by applicable legislation. For the majority of our plans, current service costs are funded based on a percentage of pensionable earnings or as a flat dollar amount per active member depending on the provisions of the pension plans. Actuarial deficits are funded in accordance with minimum funding regulations in each applicable jurisdiction. All of our defined benefit pension plans were actuarially valued within the past three years. While the majority of benefit payments are made from registered held-in-trust funds, there are also several unregistered and unfunded plans where benefit payment obligations are met as they fall due.

We also have several post-retirement benefit plans that provide post-retirement medical, dental and life insurance benefits to certain qualifying employees and surviving spouses. These plans are unfunded and we meet benefit obligations as they come due.

23.    Retirement Benefit Plans (continued)

a) Actuarial Valuation of Plans

(CAD$ in millions)	2022		2021
	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans
Defined benefit obligation
Balance at beginning of year	$2,407	$420	$2,558	$445
Current service cost	63	26	72	14
Past service costs arising from plan improvements	4	—	13	3
Benefits paid	(140)	(16)	(144)	(14)
Interest expense	71	12	59	11
Obligation experience adjustments	12	(5)	4	(13)
Effect from change in financial assumptions	(595)	(98)	(159)	(24)
Effect from change in demographic assumptions	2	—	4	3
Changes in foreign exchange rates	10	4	—	(5)
Balance at end of year	1,834	343	2,407	420
Fair value of plan assets
Fair value at beginning of year	2,858	—	2,812	—
Interest income	86	—	66	—
Return on plan assets, excluding amounts included in interest income	(460)	—	102	—
Benefits paid	(140)	(16)	(144)	(14)
Contributions by the employer	19	16	22	14
Changes in foreign exchange rates	8	—	—	—
Fair value at end of year	2,371	—	2,858	—
Funding surplus (deficit)	537	(343)	451	(420)
Less effect of the asset ceiling
Balance at beginning of year	99	—	72	—
Interest on asset ceiling	9	—	2	—
Change in asset ceiling	282	—	25	—
Balance at end of year	390	—	99	—
Net accrued retirement benefit asset (liability)	$147	$(343)	$352	$(420)

Represented by:
Pension assets (Note 14)	$224	$—	$449	$—
Accrued retirement benefit liability	(77)	(343)	(97)	(420)
Net accrued retirement benefit asset (liability)	$147	$(343)	$352	$(420)

A number of the plans have a surplus totalling $390 million at December 31, 2022 (2021 – $99 million), which is not recognized on the basis that future economic benefits are not available to us in the form of a reduction in future contributions or a cash refund.

23.    Retirement Benefit Plans (continued)

We expect to contribute $24 million to our defined benefit pension plans in 2023 based on minimum funding requirements. The weighted average duration of the defined benefit pension obligation is 13 years and the weighted average duration of the non-pension post-retirement benefit obligation is 13 years.

Defined contribution expense for 2022 was $61 million (2021 – $52 million).

b) Significant Assumptions

The discount rate used to determine the defined benefit obligations and the net interest cost was determined by reference to the market yields on high-quality debt instruments at the measurement date with durations similar to the duration of the expected cash flows of the plans.

Weighted average assumptions used to calculate the defined benefit obligation at the end of each year are as follows:

	2022		2021
	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans
Discount rate	5.05%	5.06%	2.88%	2.96%
Rate of increase in future compensation	3.25%	3.25%	3.25%	3.25%
Medical trend rate	—	5.00%	—	5.00%

c) Sensitivity of the Defined Benefit Obligation to Changes in the Weighted Average Assumptions

	2022
	Effect on Defined Benefit Obligation
	Change in Assumption	Increase in Assumption	Decrease in Assumption
Discount rate	1.0%	Decrease by 10%	Increase by 12%
Rate of increase in future compensation	1.0%	Increase by 1%	Decrease by 1%
Medical cost claim trend rate	1.0%	Increase by 1%	Decrease by 1%

	2021
	Effect on Defined Benefit Obligation
	Change in Assumption	Increase in Assumption	Decrease in Assumption
Discount rate	1.0%	Decrease by 13%	Increase by 15%
Rate of increase in future compensation	1.0%	Increase by 1%	Decrease by 1%
Medical cost claim trend rate	1.0%	Increase by 1%	Decrease by 1%

The above sensitivity analyses are based on a change in each actuarial assumption while holding all other assumptions constant. The sensitivity analyses on our defined benefit obligation are calculated using the same methods as those used for calculating the defined benefit obligation recognized on our balance sheet. The methods and types of assumptions used in preparing the sensitivity analyses did not change from the prior period.

23.    Retirement Benefit Plans (continued)

d) Mortality Assumptions

Assumptions regarding future mortality are set based on management’s best estimate in accordance with published mortality tables and expected experience. These assumptions translate into the following average life expectancies for an employee retiring at age 65:

	2022		2021
	Male	Female	Male	Female
Retiring at the end of the reporting period	85.3 years	87.7 years	85.3 years	87.7 years
Retiring 20 years after the end of the reporting period	86.3 years	88.6 years	86.4 years	88.7 years

e) Significant Risks

The defined benefit pension plans and post-retirement benefit plans expose us to a number of risks, the most significant of which include asset volatility risk, changes in bond yields and any changes in life expectancy.

Asset volatility risk

The discount rate used to determine the defined benefit obligations is based on AA-rated corporate bond yields. If our plan assets underperform this yield, the deficit will increase. Our strategic asset allocation includes a significant proportion of equities that increases volatility in the value of our assets, particularly in the short term. We expect equities to outperform corporate bonds in the long-term.

Changes in bond yields

A decrease in bond yields increases plan liabilities, which are partially offset by an increase in the value of the plans’ bond holdings.

Life expectancy

The majority of the plans’ obligations are to provide benefits for the life of the member. Increases in life expectancy will result in an increase in the plans’ liabilities.

f) Investment of Plan Assets

The assets of our defined benefit pension plans are managed by external asset managers under the oversight of the Teck Resources Limited Executive Pension Committee.

Our pension plan investment strategies support the objectives of each defined benefit plan and are related to each plan’s demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve annualized portfolio returns over five-year periods in excess of the annualized percentage change in the Consumer Price Index plus a certain premium.

Strategic asset allocation policies have been developed for each defined benefit plan to achieve this objective. The policies also reflect an asset/liability matching framework that seeks to reduce the effect of interest rate changes on each plan’s funded status by matching the duration of the bond investments with the duration of the pension liabilities. We do not use derivatives to manage interest rate risk. Asset allocation is monitored at least quarterly and rebalanced if the allocation to any asset class exceeds its allowable allocation range. Portfolio and investment manager performance is monitored quarterly and the investment guidelines for each plan are reviewed at least annually.

23.    Retirement Benefit Plans (continued)

The defined benefit pension plan assets at December 31, 2022 and 2021 are as follows:

(CAD$ in millions)	2022			2021
	Quoted	Unquoted	Total %	Quoted	Unquoted	Total %
Equity securities	$775	$—	33%	$1,069	$—	37%
Debt securities	$1,099	$—	46%	$1,389	$—	49%
Real estate and other	$52	$445	21%	$71	$329	14%

24.    Provisions and Other Liabilities

(CAD$ in millions)	December 31, 2022	December 31, 2021
Decommissioning and restoration provisions and other provisions (a)	$2,805	$3,813
Obligation to Neptune Bulk Terminals (b)	189	170
Derivative liabilities (net of current portion of $10 (2021 – $9))	26	51
ENAMI preferential dividend liability (Note 11(a))	286	78
QB2 variable consideration to IMSA (Note 11(a))	114	98
Other IMSA payable (net of current portion of $68 (2021 – $nil))	—	61
Other liabilities	97	83
	$3,517	$4,354

a) Decommissioning and Restoration Provisions and Other Provisions

The following table summarizes the movements in provisions for the year ended December 31, 2022:

(CAD$ in millions)	Decommissioning and Restoration Provisions	Other Provisions	Total
As at January 1, 2022	$3,725	$298	$4,023
Settled during the year	(131)	(34)	(165)
Change in discount rate	(1,493)	—	(1,493)
Change in amount and timing of cash flows	688	63	751
Accretion	143	6	149
Transfer to liabilities associated with assets held for sale	(153)	—	(153)
Changes in foreign exchange rates	41	13	54
As at December 31, 2022	2,820	346	3,166
Less current portion of provisions (Note 18)	(258)	(103)	(361)
Non-current provisions	$2,562	$243	$2,805

During the year ended December 31, 2022, we recorded $43 million (2021 – $73 million) of additional study and environmental costs arising from legal obligations through other provisions.

24.    Provisions and Other Liabilities (continued)

Decommissioning and Restoration Provisions

The decommissioning and restoration provisions represent the present value of estimated costs for required future decommissioning and other site restoration activities. These activities include removal of site structures and infrastructure, recontouring and revegetation of previously mined areas and the management of water and water quality in and around each closed site. The majority of the decommissioning and site restoration expenditures occur near the end of, or after, the life of the related operation.

After the end of the life of certain operations, water quality management costs may extend for periods in excess of 100 years. Our provision for these expenditures was $628 million as at December 31, 2022 (2021 – $1.3 billion), of which $277 million (2021 – $769 million) relates to our steelmaking coal business unit.

For our steelmaking coal operations, the current and future requirements for water quality management are established under a regional permit issued by the provincial government of British Columbia. This permit references the Elk Valley Water Quality Plan (EVWQP). In October 2020, Environment and Climate Change Canada issued a Direction under the Fisheries Act (the Direction) requiring us to undertake certain additional measures to address water quality and fish habitat impacts in the upper Fording River and certain tributaries, and stipulating deadlines for implementation of certain measures contemplated by the EVWQP. The Direction does not require construction of any additional water treatment facilities beyond those already contemplated by the EVWQP, but sets out requirements with respect to water management such as diversions, mine planning, fish monitoring and calcite prevention measures, as well as the installation by December 31, 2030, of a 200-hectare geosynthetic cover trial in the Greenhills creek drainage. Certain of the measures in the Direction, including the cover trial, will require incremental spending beyond that already associated with the EVWQP. The estimated costs of the Direction have been included in our decommissioning and restoration provisions as at December 31, 2022 and 2021.

In 2022, the decommissioning and restoration provisions were calculated using nominal discount rates between 6.13% and 8.07% (2021 – 3.86% and 5.35%). We also used an inflation rate of 2.00% (2021 – 2.00%) over the long-term in our cash flow estimates. Total decommissioning and restoration provisions include $736 million (2021 – $721 million) in respect of closed operations.

During the fourth quarter of 2022, our decommissioning and restoration provisions increased by $690 million compared to the third quarter of 2022, of which $121 million related to a decrease in the discount rate and $569 million related to an increase in reclamation cash flows. The increase in reclamation cash flows primarily related to changes in planned reclamation work and updated cost estimates at our steelmaking coal operations and Red Dog.

b) Obligation to Neptune Bulk Terminals

Through our cost of services agreement with Neptune Bulk Terminals (Canada) Ltd. (Neptune), we owe amounts to Neptune for any loans entered into by Neptune that are specifically related to funding the assets of our steelmaking coal loading and handling operations. The carrying value of this obligation approximates fair value based on prevailing market interest rates in effect at December 31, 2022. This is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 31). The current portion of this obligation is recorded as part of trade accounts payable and other liabilities.

25.    Equity

a) Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares without par value and an unlimited number of preferred shares without par value issuable in series.

Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A common shares and Class B subordinate voting shares rank equally.

25.    Equity (continued)

The attributes of the Class B subordinate voting shares contain so-called “coattail provisions”, which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share at the option of the holder during a certain period, provided that any Class A common shares received upon such conversion are deposited to the Exclusionary Offer. Any Class B subordinate voting shares converted into Class A common shares pursuant to such conversion right will automatically convert back to Class B subordinate voting shares in the event that any such shares are withdrawn from the Exclusionary Offer or are not otherwise ultimately taken up and paid for under the Exclusionary Offer.

The Class B subordinate voting shares will not be convertible in the event that holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer) certify to Teck that they will not, among other things, tender their Class A common shares to the Exclusionary Offer.

If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

On February 18, 2023, Teck’s Board of Directors approved a proposed six-year sunset for the multiple voting rights attached to the Class A common shares of Teck (the Dual Class Amendment). Teck will seek shareholder approval for the Dual Class Amendment at its annual and special meeting of shareholders, expected to be held on or about April 26, 2023. On the effective date of the Dual Class Amendment, each Teck Class A common share will be exchanged for one new Class A common share and 0.67 of a Class B subordinate voting share. The terms of the new Class A common shares will be identical to the current terms of Class A common shares, but will provide that, on the sixth anniversary of the effective date of the Dual Class Amendment, all new Class A common shares will automatically be exchanged for Class B subordinate voting shares, which will be renamed “common shares”. In addition to Teck shareholder and court approvals, the Dual Class Amendment is subject to customary conditions, including approval of the Toronto Stock Exchange.

b) Class A Common Shares and Class B Subordinate Voting Shares Issued and Outstanding

Shares (in 000’s)	Class A Common Shares	Class B Subordinate Voting Shares
As at January 1, 2021	7,765	523,381
Shares issued on options exercised (c)	—	3,067
As at December 31, 2021	7,765	526,448
Shares issued on options exercised (c)	—	10,209
Acquired and cancelled pursuant to normal course issuer bid (h)	—	(30,703)
As at December 31, 2022	7,765	505,954

c) Share Options

The maximum number of Class B subordinate voting shares issuable to full-time employees pursuant to options granted under our current stock option plan is 46 million. As at December 31, 2022, 10,693,150 share options remain available for grant. The exercise price for each option is the closing price for our Class B subordinate voting shares on the last trading day before the date of grant. Our share options are settled through the issuance of Class B subordinate voting shares.

During the year ended December 31, 2022, we granted 1,729,260 share options to employees. These share options have a weighted average exercise price of $45.51, vest in equal amounts over three years and have a term of 10 years.

25.    Equity (continued)

The weighted average fair value of share options granted in the year was estimated at $17.13 per option (2021 – $10.83) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

	2022	2021
Weighted average exercise price	$45.51	$29.04
Dividend yield	1.10%	0.69%
Risk-free interest rate	1.50%	0.75%
Expected option life	6.1 years	6.3 years
Expected volatility	41%	40%
Forfeiture rate	1.43%	0.78%

The expected volatility is based on a statistical analysis of historical daily share prices over a period equal to the expected option life.

Outstanding share options are as follows:

	2022		2021
	Share Options (in 000’s)	Weighted Average Exercise Price	Share Options (in 000’s)	Weighted Average Exercise Price
Outstanding at beginning of year	23,680	$21.12	25,250	$20.61
Granted	1,729	45.51	2,519	29.04
Exercised	(10,117)	23.16	(3,189)	16.03
Forfeited	(216)	32.26	(186)	25.43
Expired	(19)	26.75	(714)	52.86
Outstanding at end of year	15,057	$22.38	23,680	$21.12
Vested and exercisable at end of year	9,854	$19.04	16,543	$21.29

The average share price during the year was $45.75 (2021 – $29.25).

Information relating to share options outstanding at December 31, 2022, is as follows:

Outstanding Share Options (in 000’s)	Exercise Price Range	Weighted Average Remaining Life of Outstanding Options (months)
2,382	$5.34 - $13.57	37
3,301	$13.58 - $14.71	86
3,119	$14.72 - $27.29	37
3,828	$27.30 - $29.43	80
2,427	$29.44 - $50.68	94
15,057	$5.34 - $50.68	68

Total share option compensation expense recognized for the year was $26 million (2021 – $28 million).

25.    Equity (continued)

d) Deferred Share Units, Restricted Share Units, Performance Share Units and Performance Deferred Share Units

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

As of 2017, DSUs are granted to directors only. RSUs may be granted to both employees and directors. PSUs and PDSUs are granted to certain officers only. DSUs entitle the holder to a cash payment equal to the closing price of one Class B subordinate voting share on the Toronto Stock Exchange on the day prior to redemption. RSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over 20 consecutive trading days prior to the payout date. PSUs and PDSUs issued in 2017 and later vest in a percentage from 0% to 200% based on both relative total shareholder return as compared to our compensation peer group and a calculation based on the change in EBITDA over the vesting period divided by the change in a weighted commodity price index. Once vested, PSUs and PDSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over 20 consecutive trading days prior to the payout date. Officers granted PSUs in 2017 and later can elect to receive up to 50% of their Units as PDSUs, which pay out following termination of employment as described below.

PSUs and PDSUs vest on December 20 in the year prior to the third anniversary of the grant date. RSUs vest on various dates depending on the grant date. DSUs granted to directors vest immediately. Units vest on a pro rata basis if employees retire or are terminated without cause and unvested units are forfeited if employees resign or are terminated with cause.

DSUs and PDSUs may be redeemed on or before December 15 of the first calendar year commencing after the date on which the participant ceases to be a director or employee. RSUs and PSUs pay out on the vesting date.

Additional Units are issued to Unit holders to reflect dividends paid and other adjustments to Class B subordinate voting shares.

In 2022, we recognized compensation expense of $210 million for Units (2021 – $97 million). The total liability and intrinsic value for vested Units as at December 31, 2022 was $230 million (2021 – $160 million).

The outstanding Units are summarized in the following table:

(in 000’s)	2022		2021
	Outstanding	Vested	Outstanding	Vested
DSUs	2,129	2,129	2,526	2,526
RSUs	2,203	—	2,707	—
PSUs	1,072	—	1,622	—
PDSUs	227	177	185	67
	5,631	2,306	7,040	2,593

e) Accumulated Other Comprehensive Income

(CAD$ in millions)	2022	2021
Accumulated other comprehensive income – beginning of year	$202	$247
Currency translation differences:
Unrealized gain (loss) on translation of foreign subsidiaries	822	(50)
Foreign exchange differences on debt designated as a hedge of our investment in foreign subsidiaries (net of taxes of $9 and $(2)) (Note 30(b))	(56)	11
	766	(39)
Gain (loss) on marketable equity and debt securities (net of taxes of $(14) and $1)	93	(6)
Share of other comprehensive income of associates and joint ventures	1	—
Remeasurements of retirement benefit plans (net of taxes of $13 and $(91))	(45)	171
Total other comprehensive income	815	126
Less remeasurements of retirement benefit plans recorded in retained earnings	45	(171)
Accumulated other comprehensive income – end of year	$1,062	$202

25.    Equity (continued)

f) Earnings (Loss) Per Share

The following table reconciles our basic and diluted earnings (loss) per share:

(CAD$ in millions, except per share data)	2022	2021
Net basic and diluted profit from continuing operations	$4,070	$3,170
Net basic and diluted profit (loss) attributable to non-controlling interest	(19)	47
Net basic and diluted profit attributable to shareholders of the company from continuing operations	4,089	3,123
Net basic and diluted loss attributable to shareholders of the company from discontinued operations	(772)	(255)
Total basic and diluted profit attributable to shareholders of the company	$3,317	$2,868

Weighted average shares outstanding (000’s)	526,718	532,340
Dilutive effect of share options	9,136	7,931
Weighted average diluted shares outstanding (000’s)	535,854	540,271
Earnings per share from continuing operations
Basic	$7.77	$5.87
Diluted	$7.63	$5.78
Earnings (loss) per share from discontinued operations
Basic and diluted	$(1.47)	$(0.48)
Basic earnings per share	$6.30	$5.39
Diluted earnings per share	$6.19	$5.31

At December 31, 2022, 1,635,225 (2021 – 7,700,774) potentially dilutive shares were not included in the diluted earnings per share calculation because their effect was anti-dilutive.

For the years ended December 31, 2022 and December 31, 2021, there was a net loss attributable to discontinued operations. Accordingly, all share options would be considered anti-dilutive and have been excluded from the calculation of diluted loss per share. The weighted average shares outstanding and weighted average diluted shares outstanding are therefore the same for discontinued operations.

g) Dividends

Dividends of $0.625 per share, totalling $337 million, were paid on our Class A common and Class B subordinate voting shares in the first quarter of 2022. We declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.125 per share in each of the second, third and fourth quarters of 2022 and $0.05 per share in each quarter of 2021. During the year ended December 31, 2022, we declared and paid a total of $532 million of dividends (2021 – $106 million).

On February 18, 2023, our Board of Directors approved a $0.625 per share dividend, including a $0.50 per share supplemental dividend on our Class A common shares and Class B subordinate voting shares, payable on March 31, 2023 to shareholders of record at the close of business on March 15, 2023.

h) Normal Course Issuer Bid

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In October 2022, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 2, 2022 to November 1, 2023. All purchased shares will be cancelled. In 2022, we purchased and cancelled 30,703,473 Class B subordinate voting shares for $1.4 billion. There were no purchases or cancellations of Class B subordinate voting shares in 2021.

26.    Non-Controlling Interests

Set out below is information about our subsidiaries with non-controlling interests and the non-controlling interest balances included in equity.

(CAD$ in millions)	Principal Place of Business	Percentage of Ownership Interest and Voting Rights Held by Non-Controlling Interest	December 31, 2022	December 31, 2021
Carmen de Andacollo	Region IV, Chile	10%	$26	$24
Quebrada Blanca (a)	Region I, Chile	40%	874	612
Elkview Mine Limited Partnership	British Columbia, Canada	5%	87	86
Compañía Minera Zafranal S.A.C.	Arequipa Region, Peru	20%	51	46
			$1,038	$768

a) Quebrada Blanca

The non-controlling interest in QBSA, the entity that owns QB2, consists of SMM/SC, who subscribed for a 30% indirect interest in QBSA in 2019, and ENAMI, a Chilean state-owned agency that holds a 10% preference share interest. ENAMI’s interest in QBSA does not require ENAMI to make contributions toward QBSA’s capital spending.

The following is the summarized financial information for Quebrada Blanca before intra-group eliminations. Quebrada Blanca has non-controlling interests that are considered material to our consolidated financial statements.

(CAD$ in millions)	December 31, 2022	December 31, 2021
Summarized balance sheet
Current assets	$442	$166
Current liabilities	1,946	731
Current net assets	(1,504)	(565)

Non-current assets	17,197	11,699
Non-current liabilities	10,647	7,328
Non-current net assets	6,550	4,371
Net assets	$5,046	$3,806

Accumulated non-controlling interests	$874	$612

Summarized statement of comprehensive income (loss)
Revenue	$105	$136
Loss for the period	(257)	(182)
Other comprehensive income (loss)	206	(10)
Total comprehensive loss	$(51)	$(192)

Loss allocated to non-controlling interests	$(95)	$(20)

Summarized cash flows
Cash flows from operating activities	$(1,579)	$(516)
Cash flows from investing activities	(3,304)	(2,597)
Cash flows from financing activities	4,918	3,117
Effect of exchange rates on cash and cash equivalents	7	2
Net increase in cash and cash equivalents	$42	$6

27.    Contingencies

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2022, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving TML in the Federal District Court for the Eastern District of Washington continues. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. TML has exhausted its appeal rights in respect of that decision. The case relates to historic discharges of slag and effluent from TML’s Trail metallurgical facility to the Upper Columbia River. As a consequence of a ruling of the Ninth Circuit Court of Appeals, alleged damages associated with air emissions from the Trail facility were no longer part of the case under CERCLA. In March 2022, the State of Washington was granted leave to amend its claim to seek alleged damages related to air emissions under the Model Toxics Control Act (MTCA), the state law equivalent of CERCLA. In April 2022, TML filed a motion to dismiss the new air-related claims. In the third quarter, the Trial Court denied TML's motion to dismiss those claims and two motions for summary judgment in respect of the CERCLA claims. TML has subsequently filed a motion seeking a ruling that the CERCLA claims are not ripe. Subsequent to year end, following a TML motion for reconsideration, the Trial Court reversed and dismissed the MTCA claims. The State of Washington has filed a further motion challenging parts of this decision and seeking clarification of other parts.

A hearing with respect to natural resource damages and assessment costs is scheduled for 2024.

Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

In the first quarter of 2021, Teck Coal Limited (TCL) pleaded guilty in relation to two counts charging offences under s.36(3) of the Fisheries Act relating to 2012 discharges of selenium and calcite to a mine settling pond and to the upper Fording River from its Fording River and Greenhills steelmaking coal operations in the Elk Valley region of British Columbia. In accordance with a joint sentencing submission by the Crown and TCL, in January 2022, TCL paid a fine of $2 million and made a contribution to the Environmental Damages Fund of $28 million in respect of each offence for a total of $60 million. The amount of the penalties was recorded as a short-term liability within trade accounts payable and other liabilities on our balance sheet as at December 31, 2021. The Crown will not proceed with charges relating to the same discharges over the period from 2013 to 2019.

Elkview Business Interruption Claim

In the fourth quarter of 2022, we submitted a business interruption insurance claim related to the structural failure of the Elkview plant feed conveyor belt. No amount was recognized in the consolidated financial statements for the insurance claim as of December 31, 2022 as the claims process was in progress. We received an advance payment of insurance proceeds of approximately $50 million in the first quarter of 2023 and we are in the process of resolving the balance of the claim.

28.    Commitments

a) Capital Commitments

As at December 31, 2022, we had contracted for $1.2 billion of capital expenditures that have not yet been incurred for the purchase and construction of property, plant and equipment. This amount includes $997 million for QB2, $140 million for our steelmaking coal operations and $88 million for our 22.5% share of Antamina. The amount includes $1.2 billion that is expected to be incurred within one year and $24 million within two to five years.

b) Red Dog Royalty

In accordance with the operating agreement governing the Red Dog mine, TAK pays a royalty to NANA Regional Corporation, Inc. (NANA) on the net proceeds of production. A 25% royalty became payable in the third quarter of 2007 after we had recovered cumulative advance royalties previously paid to NANA. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 40% of net proceeds of production occurred in the fourth quarter of 2022. An expense of $461 million was recorded in 2022 (2021 – $323 million) in respect of this royalty. The NANA royalty is expected to increase by another 5% to 45% in the fourth quarter of 2027.

c) Antamina Royalty

Our interest in the Antamina mine is subject to a net profits royalty equivalent to 7.4% of our share of the mine’s free cash flow. An expense of $34 million was recorded in 2022 (2021 – $50 million) in respect of this royalty.

d) Purchase Commitments

We have a number of forward purchase commitments for the purchase of concentrates and other process inputs and for shipping and distribution of products, which are incurred in the normal course of business. The majority of these contracts are subject to force majeure provisions.

We have contractual arrangements for the purchase of power for the expansion and operation of Quebrada Blanca. These contracts are effective from a range of dates occurring between 2016 and 2025. These agreements supply power until 2042 and require payments of approximately US$234 million per year.

In 2020, we entered into a 14-year contractual arrangement to purchase power for Carmen de Andacollo. This arrangement requires payments of approximately US$42 million per year.

In 2018, we entered into a 20-year contractual arrangement to purchase power for our Trail Operations, with an option to extend for a further 10 years. This arrangement requires payments of approximately $75 million per year, escalating at 2% per year.

29.    Segmented Information

Based on the primary products we produce and our development projects, we have four reportable segments that we report to our Chief Executive Officer – copper, zinc, steelmaking coal and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) include general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

As a result of our announcement in 2022 to sell our 21.3% interest in Fort Hills and associated downstream assets, we have changed the composition of our reportable segments. Accordingly, the energy segment is no longer presented below, with information disclosed in Note 5, Assets Held for Sale and Discontinued Operations. We have also re-presented the previously reported segment information for the year ended December 31, 2021.

	December 31, 2022
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$3,381	$4,181	$10,409	$—	$17,971
Less intra-segment revenue	—	(655)	—	—	(655)
Revenue (Note 6(a))	3,381	3,526	10,409	—	17,316
Cost of sales	(1,982)	(2,755)	(4,008)	—	(8,745)
Gross profit	1,399	771	6,401	—	8,571
Other operating expense	(367)	(55)	(398)	(765)	(1,585)
Profit (loss) from operations	1,032	716	6,003	(765)	6,986
Net finance income (expense)	(248)	(38)	(86)	222	(150)
Non-operating income (expense)	(185)	9	35	(134)	(275)
Share of profit of associates and joint ventures	4	—	—	—	4
Profit (loss) before taxes from continuing operations	603	687	5,952	(677)	6,565

Capital expenditures from continuing operations	3,910	370	1,167	18	5,465
Goodwill (Note 17)	416	—	702	—	1,118
Total assets from continuing operations	$23,801	$4,523	$18,070	$4,663	$51,057
Total assets from discontinued operations - Unallocated	—	—	—	—	1,302
Total assets	$23,801	$4,523	$18,070	$4,663	$52,359

29.    Segmented Information (continued)

	December 31, 2021
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$3,452	$3,574	$6,251	$—	$13,277
Less intra-segment revenue	—	(511)	—	—	(511)
Revenue (Note 6(a))	3,452	3,063	6,251	—	12,766
Cost of sales	(1,711)	(2,375)	(3,466)	—	(7,552)
Gross profit	1,741	688	2,785	—	5,214
Impairment reversal (Note 8(a))	215	—	—	—	215
Other operating income (expense)	(14)	(41)	153	(544)	(446)
Profit (loss) from operations	1,942	647	2,938	(544)	4,983
Net finance income (expense)	(116)	(47)	(91)	69	(185)
Non-operating income (expense)	(137)	4	—	26	(107)
Share of loss of associates and joint ventures	(3)	—	—	—	(3)
Profit (loss) before taxes from continuing operations	1,686	604	2,847	(449)	4,688

Capital expenditures from continuing operations	3,074	259	1,284	16	4,633
Goodwill (Note 17)	389	—	702	—	1,091
Total assets	$18,077	$4,401	$18,390	$6,500	$47,368

The geographical distribution of our non-current assets from continuing operations in 2022, and for all our non-current assets in 2021, other than financial instruments, deferred tax assets and post-employment benefit assets, is as follows:

(CAD$ in millions)	December 31, 2022	December 31, 2021
Canada	$20,104	$22,949
Chile	19,206	13,771
United States	1,787	1,788
Peru	1,845	1,597
Other	34	162
	$42,976	$40,267

30.    Financial Instruments and Financial Risk Management

a) Financial Risk Management

Our activities expose us to a variety of financial risks, which include foreign exchange risk, liquidity risk, interest rate risk, commodity price risk, credit risk and other risks associated with capital markets. From time to time, we may use foreign exchange, commodity price and interest rate contracts to manage exposure to fluctuations in these variables. Our use of derivatives is based on established practices and parameters to mitigate risk and is subject to the oversight of our Financial Risk Management Committee and our Board of Directors.

Foreign Exchange Risk

We operate on an international basis, and therefore, foreign exchange risk exposures arise from transactions denominated in a currency other than the functional currency of the entity. Our foreign exchange risk arises primarily with respect to the U.S. dollar, Chilean peso and Peruvian sol. Our cash flows from Canadian, Chilean and Peruvian operations are exposed to foreign exchange risk, as commodity sales are denominated in U.S. dollars and a substantial portion of operating expenses is denominated in local currencies.

We also have various investments in U.S. dollar functional currency subsidiaries, whose net assets are exposed to foreign currency translation risk. This currency exposure is managed in part through our U.S. dollar denominated debt as a hedge against these net investments.

U.S. dollar financial instruments subject to foreign exchange risk consist of U.S. dollar denominated items held in Canada and are summarized below.

(US$ in millions)	December 31, 2022	December 31, 2021
Cash and cash equivalents	$634	$664
Trade and settlement receivables	629	1,042
Trade accounts payable and other liabilities	(570)	(703)
Debt (Note 19)	(2,585)	(3,478)
Reduced by: Debt designated as a hedging instrument in our net investment hedge	1,686	2,697
Net U.S. dollar exposure	$(206)	$222

As at December 31, 2022, with other variables unchanged, a $0.10 strengthening of the Canadian dollar against the U.S. dollar would result in a $26 million pre-tax gain (2021 – $17 million pre-tax loss) from our financial instruments. There would also be a $946 million pre-tax loss (2021 – $582 million) in other comprehensive income from the translation of our foreign operations. The inverse effect would result if the Canadian dollar weakened by $0.10 against the U.S. dollar.

30.    Financial Instruments and Financial Risk Management (continued)

Liquidity Risk

Liquidity risk arises from our general and capital funding requirements. We have planning, budgeting and forecasting processes to help determine our funding requirements to meet various contractual and other obligations. Note 19(e) details our available credit facilities as at December 31, 2022.

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2022 are as follows:

(CAD$ in millions)	Less Than 1 Year	2–3 Years	4–5 Years	More Than 5 Years	Total
Trade accounts payable and other liabilities	$3,906	$—	$—	$—	$3,906
Debt (Note 19(f))	616	796	1,101	4,749	7,262
Lease liabilities	138	164	114	329	745
Obligation to Neptune Bulk Terminals	—	28	28	133	189
ENAMI preferential dividend liability	—	—	261	107	368
QB2 advances from SMM/SC	—	—	—	2,293	2,293
QB2 variable consideration to IMSA	—	135	—	—	135
Other liabilities	—	87	31	12	130
Estimated interest payments on debt	417	729	590	2,145	3,881
Estimated interest payments on QB2 advances from SMM/SC	—	—	—	1,019	1,019
Estimated interest payments on lease and other liabilities	16	22	17	43	98

During the year ended December 31, 2021, we entered into a receivable factoring facility for metal concentrate sales, where from time to time we are able to factor specified invoices. The counterparty to these arrangements has discretion to determine the amount of invoices it factors under the arrangements. The derecognition criteria is met for these receivables upon execution of the transaction. There were no factoring receivable facilities entered into during the year ended December 31, 2022.

Interest Rate Risk

Our interest rate risk arises in respect of our holdings of cash, cash equivalents and floating rate debt. Our interest rate management policy is to borrow at both fixed and floating rates to offset financial risks.

Cash and cash equivalents have short terms to maturity and receive interest based on market interest rates.

A 1% increase in the short-term interest rate at the beginning of the year, with other variables unchanged, would have resulted in a $21 million pre-tax increase in our profit (2021 – $1 million pre-tax decrease). There would be no effect on other comprehensive income.

Commodity Price Risk

We are subject to price risk from fluctuations in market prices of the commodities that we produce. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in commodity prices. At the balance sheet date, we had zinc and lead derivative contracts outstanding as described in (b) below.

Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by final settlement pricing adjustments to receivables and payables, derivative contracts for zinc and lead and embedded derivatives in our TAK road and port contract, in the ongoing payments under our silver stream and gold stream arrangements and in the QB2 variable consideration to IMSA.

30.    Financial Instruments and Financial Risk Management (continued)

The following represents the effect on profit attributable to shareholders from a 10% change in commodity prices, based on outstanding receivables and payables subject to final pricing adjustments at December 31, 2022 and December 31, 2021. There is no effect on other comprehensive income.

	Price on December 31,		Change in Profit Attributable to Shareholders
(CAD$ in millions)	2022	2021	2022	2021
Copper	US$3.80/lb.	US$4.42/lb.	$52	$53
Zinc	US$1.35/lb.	US$1.62/lb.	$9	$7
Steelmaking coal	US$257/tonne	—	$9	$—

A 10% change in the price of copper, zinc, lead, silver and gold, respectively, with other variables unchanged, would change our net asset relating to derivatives and embedded derivatives, excluding receivables and payables subject to final pricing adjustments and would change our pre-tax profit attributable to shareholders by $35 million (2021 – $23 million). There would be no effect on other comprehensive income.

Credit Risk

Credit risk arises from cash, cash equivalents, derivative contracts, debt securities and trade receivables. While we are exposed to credit losses due to the non-performance of our counterparties, there are no significant concentrations of credit risk and we do not consider this to be a material risk.

Our primary counterparties related to our cash, cash equivalents, derivative contracts and debt securities carry investment grade ratings as assessed by external rating agencies, which are monitored on an ongoing basis. All of our commercial customers are assessed for credit quality at least once a year or more frequently if business- or customer-specific conditions change based on an extensive credit rating scorecard developed internally using key credit metrics and measurements that were adapted from S&P’s and Moody’s rating methodologies. Sales to customers that do not meet the credit quality criteria are secured either by a parental guarantee, a letter of credit or prepayment.

For our trade receivables, we apply the simplified approach for determining expected credit losses, which requires us to determine the lifetime expected losses for all our trade receivables. The expected lifetime credit loss provision for our trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, as required. Since the majority of our customers are considered to have low default risk and our historical default rate and frequency of losses are low, the lifetime expected credit loss allowance for trade receivables is nominal as at December 31, 2022.

Our investments in debt securities carried at fair value through other comprehensive income (loss) are considered to have low credit risk, as our counterparties have investment grade credit ratings. The credit risk of our investments in debt securities has not increased significantly since initial recognition of these investments and accordingly, the loss allowance for investments in debt securities is determined based on the 12-month expected credit losses. The 12-month expected credit loss allowance is based on historical and forward-looking default rates for investment grade entities, which are low and, accordingly, the 12-month expected credit loss allowance for our investments in debt securities is nominal as at December 31, 2022.

b) Derivative Financial Instruments and Hedges

Sale and Purchase Contracts

We record adjustments to our settlement receivables and payables for provisionally priced sales and purchases, respectively, in periods up to the date of final pricing based on movements in quoted market prices or published price assessments for steelmaking coal. These arrangements are based on the market price of the commodity and the value of our settlement receivables and payables will vary, as prices for the underlying commodities vary in the metal markets. These final pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains from purchases) in a declining price environment and are recorded in other operating income (expense).

The table below outlines our outstanding settlement receivables and payables, which were provisionally valued at December 31, 2022 and December 31, 2021.

30.    Financial Instruments and Financial Risk Management (continued)

	Outstanding at December 31, 2022		Outstanding at December 31, 2021
	Volume	Price	Volume	Price
Receivable positions
Copper (pounds in millions)	168	US$3.80/lb.	156	US$4.42/lb.
Zinc (pounds in millions)	218	US$1.35/lb.	175	US$1.62/lb.
Lead (pounds in millions)	17	US$1.05/lb.	53	US$1.06/lb.
Steelmaking coal (tonnes in thousands)	388	US$257/tonne	—	—
Payable positions
Zinc payable (pounds in millions)	75	US$1.35/lb.	63	US$1.62/lb.
Lead payable (pounds in millions)	18	US$1.05/lb.	10	US$1.06/lb.

At December 31, 2022, total outstanding settlement receivables were $1.1 billion (2021 – $1.1 billion) and total outstanding settlement payables were $45 million (2021 – $39 million) (Note 18). These amounts are included in trade and settlement receivables and in trade accounts payable and other liabilities, respectively, on the consolidated balance sheets.

Zinc and Lead Swaps

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarters of each year than in the first and second quarters. During 2022 and 2021, we purchased and sold zinc and lead swaps to match our economic exposure to the average zinc and lead prices over our shipping year, which is from July of one year to June of the following year. We do not apply hedge accounting to the zinc or lead swaps.

The fair value of our commodity swaps is calculated using a discounted cash flow method based on forward metal prices. A summary of these derivative contracts and related fair values as at December 31, 2022 is as follows:

Derivatives not designated as hedging instruments	Quantity	Average Price of Purchase Commitments	Average Price of Sale Commitments	Fair Value Asset (CAD$ in millions)
Zinc swaps	181 million lbs.	US$1.34/lb.	US$1.34/lb.	$4
Lead swaps	75 million lbs.	US$1.01/lb.	US$1.02/lb.	8
				$12

All free-standing derivative contracts mature in 2023–2024.

Free-standing derivatives not designated as hedging instruments are recorded in prepaids and other current assets in the amount of $12 million on our consolidated balance sheet.

30.    Financial Instruments and Financial Risk Management (continued)

Derivatives Not Designated as Hedging Instruments and Embedded Derivatives

(CAD$ in millions)	Amount of Gain (Loss) Recognized in Other Operating Income (Expense) and Non-Operating Income (Expense)
	2022	2021
Zinc derivatives	$15	$17
Lead derivatives	3	4
Settlement receivables and payables (Note 9)	(371)	442
Contingent zinc escalation payment embedded derivative (c)	27	(28)
Gold stream embedded derivative (c)	(8)	(8)
Silver stream embedded derivative (c)	(2)	(7)
QB2 variable consideration to IMSA (Note 11(a))	(5)	(97)
	$(341)	$323

Accounting Hedges

Net investment hedge

We manage the foreign currency translation risk of our various investments in U.S. dollar functional currency subsidiaries in part through the designation of our U.S. dollar denominated debt as a hedge against these net investments. We designate the spot element of the U.S. dollar debt as the hedging instrument. As only the spot rate element of the debt is designated in the hedging relationship, no ineffectiveness is expected and no ineffectiveness was recognized in profit for the years ended December 31, 2022 and 2021. The hedged foreign currency risk component is the change in the carrying amount of the net assets of the U.S. dollar functional currency subsidiaries arising from spot U.S. dollar to Canadian dollar exchange rate movements. At December 31, 2022, US$1.7 billion of our debt (2021 – US$2.7 billion) and U.S. dollar investment in foreign operations were designated in a net investment hedging relationship. During the year ended December 31, 2022, $65 million (2021 – $13 million) of foreign exchange translation on our U.S. dollar investment in foreign operations was hedged by an offsetting amount of foreign exchange translation on our U.S. dollar denominated debt. Refer to Note 25(e) for the effect of our net investment hedges on other comprehensive income.

c) Embedded Derivatives

The TAK road and port contract contains a contingent zinc escalation payment that is considered to be an embedded derivative. The fair value of this embedded derivative was $36 million at December 31, 2022 (2021 – $60 million), of which $9 million (2021 – $9 million) is included in trade accounts payables and other liabilities and the remaining $27 million (2021 – $51 million) is included in provisions and other liabilities.

The gold stream and silver stream agreements entered into in 2015 each contain an embedded derivative in the ongoing future payments due to us. The gold stream’s 15% ongoing payment contains an embedded derivative relating to the gold price. The fair value of this embedded derivative was $37 million at December 31, 2022 (2021 – $43 million), of which $3 million (2021 – $3 million) is included in prepaids and other current assets and the remaining $34 million (2021 – $40 million) is included in financial and other assets. The silver stream’s 5% ongoing payment contains an embedded derivative relating to the silver price. The fair value of this embedded derivative was $24 million at December 31, 2022 (2021 – $25 million), of which $2 million (2021 – $2 million) is included in prepaids and other current assets and the remaining $22 million (2021 – $23 million) is included in financial and other assets.

31.    Fair Value Measurements

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain debt securities and certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2022 and 2021, are summarized in the following table:

(CAD$ in millions)	2022				2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$1,624	$—	$—	$1,624	$790	$—	$—	$790
Marketable and other equity securities	69	—	150	219	41	—	47	88
Debt securities	159	—	—	159	104	—	1	105
Settlement receivables	—	1,118	—	1,118	—	1,126	—	1,126
Derivative instruments and embedded derivatives	—	74	—	74	—	78	—	78
	$1,852	$1,192	$150	$3,194	$935	$1,204	$48	$2,187

Financial liabilities
Derivative instruments and embedded derivatives	$—	$149	$—	$149	$—	$158	$—	$158
Settlement payables	—	45	—	45	—	39	—	39
	$—	$194	$—	$194	$—	$197	$—	$197

31.    Fair Value Measurements (continued)

The discounted cash flow models used to determine the FVLCD of certain non-financial assets, are classified as Level 3 measurements. Refer to Note 5 and Note 8 for information about these fair value measurements.

Unless disclosed elsewhere in our financial statements (Note 19, Note 21 and Note 24(b)), the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

32.    Capital Management

The capital we manage is the total of equity and debt on our balance sheet. Our capital management objectives are to maintain access to the capital we require to operate and grow our business while minimizing the cost of such capital and providing for returns to our investors. Our financial policies are to maintain, on average over time, a target debt-to-EBITDA ratio of approximately 2.0x, consistent with an investment grade credit rating. This ratio is expected to vary from its target level from time to time, reflecting commodity price cycles and corporate activity, including the development of major projects. We may also review and amend such policy targets from time to time. We maintain one committed sustainability-linked revolving facility in the amount of US$4.0 billion. As at December 31, 2022, our US$4.0 billion sustainability-linked revolving credit facility was undrawn. It includes a financial covenant that requires us to maintain a net debt-to-capitalization ratio that does not exceed 0.60 to 1.0 (Note 19(e)).

As at December 31, 2022, our debt-to-adjusted EBITDA ratio was 0.8 (2021 – 1.2) and our net debt-to-capitalization ratio was 0.19 to 1.0 (2021 – 0.22 to 1.0). We manage the risk of not meeting our financial targets through the issuance and repayment of debt, our distribution policy, the issuance of equity capital and asset sales, as well as through the ongoing management of operations, investments and capital expenditures.

33.    Key Management Compensation

The compensation for key management recognized in total comprehensive income in respect of employee services is summarized in the table below. Key management includes our directors, Chief Executive Officer, President and Chief Operating Officer, and senior vice presidents.

(CAD$ in millions)	2022	2021
Salaries, bonuses, director fees and other short-term benefits	$23	$21
Post-employment benefits	(7)	1
Share option compensation expense	12	12
Compensation expense related to Units	54	48
	$82	$82

34.    Subsequent Event

On February 18, 2023, Teck’s Board of Directors approved the reorganization of Teck’s business (the Separation) to separate Teck into two independent, publicly-listed companies: Teck Metals Corp. and Elk Valley Resources Ltd. (EVR). The Separation is structured as a spin-off of Teck’s steelmaking coal business by way of a distribution of EVR common shares to Teck shareholders. In consideration for the transfer of the specified assets and liabilities of the steelmaking coal business to EVR, EVR will issue preferred shares and grant a royalty (collectively, the “Transition Capital Structure”), as well as issue EVR common shares. Teck Metals will hold 87.5% of the Transition Capital Structure and will distribute all of the EVR common shares held by Teck to its shareholders. Teck has also reached agreements with Nippon Steel Corporation (NSC) and POSCO to exchange their non-controlling interests in the Elkview operations, and specifically with POSCO to exchange their direct interest in the Greenhills operations, for EVR’s common shares and a percentage of the Transition Capital Structure. In addition, NSC will invest approximately $1.0 billion to increase its interest in the Transition Capital Structure. As part of the analysis of the Separation, we estimated the fair value of the steelmaking coal group of CGUs expected to result from the transaction. We determined that the estimated fair value of the steelmaking coal group of CGUs exceeded the carrying value at December 31, 2022 and no impairment was identified. Completion of the transaction is subject to a number of customary conditions and if applicable court and shareholder approvals are received, completion of the transaction could occur in the second quarter of 2023.